              As filed with the Securities and Exchange Commission.
                                                       '33 Act File No. 33-93482

================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM N-4

                 REGISTRATION STATEMENT UNDER THE SECURITIES
                                 ACT OF 1933                               /X/


                        PRE-EFFECTIVE AMENDMENT NO. 1


                                     and

                       REGISTRATION STATEMENT UNDER THE
                        INVESTMENT COMPANY ACT OF 1940


                               AMENDMENT NO. 1


                       NATIONWIDE VA SEPARATE ACCOUNT-B
                          (Exact Name of Registrant)

                NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
                             (Name of Depositor)

               ONE NATIONWIDE PLAZA, COLUMBUS, OHIO 43216-6609
       (Address of Depositor's Principal Executive Offices) (Zip Code)

      Depositor's Telephone Number, including Area Code: (614) 249-7111

GORDON E. MCCUTCHAN, SECRETARY, ONE NATIONWIDE PLAZA, COLUMBUS, OHIO 43216-6609
                   (Name and Address of Agent for Service)

================================================================================

       The Registrant elects to register an indefinite number of securities in accordance with Rule 24f-2 under the Investment Company Act of 1940. Pursuant to Paragraph (a)(3) thereof, a non-refundable fee in the amount of $500 accompanies this registration.

       Approximate date of proposed public offering: (Upon the effective date of this Registration Statement).

       The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance to Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================


                                    1 of 68

                NATIONWIDE LIFE AND ANNUITY VA SEPARATE ACCOUNT-B
                     REFERENCE TO ITEMS REQUIRED BY FORM N-4

N-4 ITEM                                                                                                    PAGE
Part A     INFORMATION REQUIRED IN A PROSPECTUS
    Item    1.  Cover page................................................................................    3
    Item    2.  Definitions...............................................................................    4
    Item    3.  Synopsis or Highlights....................................................................    9
    Item    4.  Condensed Financial Information...........................................................  N/A
    Item    5.  General Description of Registrant, Depositor, and Portfolio Companies.....................   10
    Item    6.  Deductions and Expenses...................................................................   11
    Item    7.  General Description of Variable Annuity Contracts.........................................   11
    Item    8.  Annuity Period............................................................................   13
    Item    9.  Death Benefit and Distributions...........................................................   14
    Item   10.  Purchases and Contract Value..............................................................   16
    Item   11.  Redemptions...............................................................................   18
    Item   12.  Taxes.....................................................................................   18
    Item   13.  Legal Proceedings.........................................................................   20
    Item   14.  Table of Contents of the Statement of Additional Information..............................   20

Part B     INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION
    Item   15.  Cover Page................................................................................   25
    Item   16.  Table of Contents.........................................................................   25
    Item   17.  General Information and History...........................................................   25
    Item   18.  Services..................................................................................   25
    Item   19.  Purchase of Securities Being Offered......................................................   25
    Item   20.  Underwriters..............................................................................   25
    Item   21.  Calculation of Performance Information....................................................   25
    Item   22.  Annuity Payments..........................................................................   26
    Item   23.  Financial Statements......................................................................   27

Part C     OTHER INFORMATION
    Item   24.  Financial Statements and Exhibits.........................................................   28
    Item   25.  Directors and Officers of the Depositor...................................................   47
    Item   26.  Persons Controlled by or Under Common Control with the Depositor or Registrant............   49
    Item   27.  Number of Contract Owners.................................................................   62
    Item   28.  Indemnification...........................................................................   62
    Item   29.  Principal Underwriter.....................................................................   62
    Item   30.  Location of Accounts and Records..........................................................   65
    Item   31.  Management Services.......................................................................   65
    Item   32.  Undertakings..............................................................................   65


                                     2 of 68

                  NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
                                   Home Office
                                 P.O. Box 16609
                    Columbus, Ohio 43216-6609, 1-800-848-6331
                               TDD 1-800-238-3035

                 INDIVIDUAL DEFERRED VARIABLE ANNUITY CONTRACTS
                 ISSUED BY THE NATIONWIDE VA SEPARATE ACCOUNT-B
                OF NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY


       The Individual Deferred Variable Annuity Contracts described in this Prospectus are flexible purchase payment contracts (collectively referred to as the "Contracts"). Reference throughout the prospectus to the Contracts shall also mean certificates issued under Group Flexible Fund Retirement Contracts. The Contracts, by themselves, do not qualify for tax-deferral under federal tax rules governing Non-Qualified Annuities and Individual Retirement Annuities. The Contracts are, however, issued to custodians of Individual Retirement Accounts ("IRAs") for the benefit of individual IRA account holders. Annuity payments under the Contracts are deferred until a selected later date.


       Purchase payments are allocated to the Nationwide VA Separate Account-B ("Variable Account"), a separate account of Nationwide Life and Annuity Insurance Company (the "Company"). The Variable Account uses its assets to purchase shares at net asset value in one or more of the following series of the underlying Mutual Fund options:

-Delchester Fund-Institutional Class   -Nationwide(R) Money Market Fund
-Dreyfus A Bonds Plus, Inc.            -Neuberger & Berman Guardian Fund, Inc.
-The Dreyfus Third Century Fund, Inc.  -Neuberger & Berman Limited Maturity Bond
-The Evergreen Total Return Fund        Fund
-Fidelity Asset Manager(TM)            -Neuberger & Berman Partners Fund, Inc.
-Fidelity Equity-Income Fund           -Oppenheimer Global Fund
-Fidelity Magellan(R) Fund             -Peoples Index Fund, Inc.
-Fidelity Puritan Fund                 -Phoenix Balanced Fund Series
-Janus Twenty Fund                     -Strong Total Return Fund, Inc.
-MFS(R) World Governments Fund         -Templeton Foreign Fund
-Nationwide(R) Bond Fund               -Twentieth Century Growth Investors
-Nationwide(R) Fund                    -Twentieth Century International Equity Fund
-Nationwide(R) Growth Fund             -Twentieth Century Ultra Investors
                                       -Twentieth Century U.S. Governments Short-
                                        Term


       This Prospectus provides you with the basic information you should know about the Individual Deferred Variable Annuity Contracts issued by the Nationwide VA Separate Account-B before investing. You should read it and keep it for future reference. A Statement of Additional Information dated December 1, 1995 containing further information about the Contracts and the Nationwide VA Separate Account-B has been filed with the Securities and Exchange Commission. You can obtain a copy without charge from Nationwide Life and Annuity Insurance Company by calling the number listed above, or writing P.O. Box 16609, Columbus, Ohio 43216-6609.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


THE STATEMENT OF ADDITIONAL INFORMATION, DATED DECEMBER 1, 1995, IS INCORPORATED HEREIN BY REFERENCE. THE TABLE OF CONTENTS FOR THE STATEMENT OF ADDITIONAL INFORMATION APPEARS ON PAGE 18 OF THE PROSPECTUS.

              THE DATE OF THIS PROSPECTUS IS DECEMBER 1, 1995.

                                    3 of 68

                            GLOSSARY OF SPECIAL TERMS

ACCUMULATION UNIT- An accounting unit of measure used to calculate the Variable Account Contract Value prior to the Annuitization Date.

ANNUITANT- The person designated to receive annuity payments during Annuitization and upon whose life any annuity payments involving life contingencies depends. This person must be age 85 or younger at the time of the Contract issuance, unless the Company has approved a request for an Annuitant of greater age. The Annuitant is the person who may exercise the right to change the allocation of investment options or designations of the Beneficiary, Contingent Beneficiary, the Annuity Payment Option, or the Annuitization Date.

ANNUITIZATION DATE- The date on which annuity payments actually commence.

ANNUITY COMMENCEMENT DATE- The date on which annuity payments are scheduled to commence, as originally shown on the Contract Data Page of the Contract unless changed by the Owner.

ANNUITY PAYMENT OPTION- The method for making annuity payments. Several options are available under the Contract.

ANNUITY UNIT- An accounting unit of measure used to calculate the value of Variable Annuity payments.

BENEFICIARY- The Beneficiary is the person who may receive certain benefits under the Contract upon the death of the Annuitant. The Beneficiary can be changed by the Annuitant as set forth in the Contract.

CODE-The Internal Revenue Code of 1986, as amended.

CONTINGENT BENEFICIARY- The Contingent Beneficiary is the person designated to be the Beneficiary if the named Beneficiary is not living at the time of the death of the Annuitant.

CONTRACT- The Individual Deferred Variable Annuity Contract described in this prospectus.

CONTRACT ANNIVERSARY- An anniversary of the Date of Issue of the Contract.

CONTRACT OWNER (OWNER)- The Contract Owner shall be an IRA custodian. All contractual rights, however, are exercisable by the Annuitant.

CONTRACT VALUE- The Variable Account Contract Value.

CONTRACT YEAR- Each year commencing with the Date of Issue, and each Contract Anniversary thereafter shall be a Contract Year.

DATE OF ISSUE- The date shown as the Date of Issue on the Contract Data Page of the Contract.

DEATH BENEFIT- The benefit payable upon the death of the Annuitant prior to the Annuitization Date. If the Annuitant dies after the Annuitization Date, any benefit that may be payable shall be as specified in the Annuity Payment Option elected.

DISTRIBUTION- A Distribution is any payment of part or all of the Contract
Value.

FIXED ANNUITY- An annuity providing for payments which are guaranteed by the Company as to dollar amount during the annuity payment period.

INDIVIDUAL RETIREMENT ACCOUNT- A custodial account which qualifies for federal tax treatment under Section 408 of the Internal Revenue Code.

MUTUAL FUNDS (FUNDS) - The registered management investment companies, in which the assets of the Sub-Accounts of the Variable Account will be invested.

QUALIFIED PLANS- Retirement Plans which receive favorable tax treatment under the provisions of the Internal Revenue Code, including those described in
Section 401 and 403(a) of the Internal Revenue Code.

TAX SHELTERED ANNUITY- An annuity which qualifies for treatment under Section 403(b) of the Internal Revenue Code of 1986, as amended.

VALUATION DATE- Each day the New York Stock Exchange and the Company's home office is open for business or any other day during which there is a sufficient degree of trading of the Variable Account's underlying Mutual Fund shares that the current net asset value of its Accumulation Units might be materially affected.

VALUATION PERIOD- The period of time commencing at the close of business of the New York Stock Exchange and ending at the close of business for the next succeeding Valuation Date.

VARIABLE ACCOUNT- A separate investment account of the Company into which Variable Account purchase payments are allocated.

VARIABLE ANNUITY- An annuity providing for payments which vary in amount with the investment experience of the Variable Account.

                                    4 of 68

                                TABLE OF CONTENTS

GLOSSARY OF SPECIAL TERMS.......................................................    2
SUMMARY OF CONTRACT EXPENSES....................................................    4
SYNOPSIS........................................................................    7
NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY...................................    8
THE VARIABLE ACCOUNT............................................................    8
         Underlying Mutual Fund Options.........................................    8
         Voting Rights..........................................................    8
VARIABLE ACCOUNT CHARGES, PURCHASE PAYMENTS, AND OTHER DEDUCTIONS...............    9
         Mortality Risk Charge..................................................    9
         Expense Risk Charge....................................................    9
         Administration Charge..................................................    9
         Premium Taxes..........................................................    9
         Expenses of Variable Account...........................................    9
         Investments of the Variable Account....................................    9
         Right to Revoke........................................................   10
         Transfers..............................................................   10
         Beneficiary Provisions.................................................   10
         Ownership Provisions...................................................   10
         Substitution of Securities.............................................   10
         Inquiries..............................................................   11
ANNUITY PAYMENT PERIOD-VARIABLE ACCOUNT.........................................   11
         Value of an Annuity Unit...............................................   11
         Assumed Investment Rate................................................   11
         Frequency and Amount of Annuity Payments...............................   11
         Annuity Commencement Date..............................................   11
         Change in Annuity Commencement Date....................................   11
         Change in Form of Annuity..............................................   12
         Annuity Payment Options................................................   12
         Death Benefit at Death of Annuitant Prior to the Annuitization Date....   12
         Death Benefit After the Annuitization Date.............................   13
         Required Distributions for IRAs........................................   13
         Generation-Skipping Transfers..........................................   13
GENERAL INFORMATION.............................................................   13
         Services...............................................................   13
         Statements and Reports.................................................   14
         Allocation of Purchase Payments and Contract Value.....................   14
         Value of a Variable Account Accumulation Unit..........................   15
         Net Investment Factor..................................................   15
         Valuation of Assets....................................................   15
         Determining the Contract Value.........................................   15
         Surrender (Redemption).................................................   16
         Taxes..................................................................   16
         IRAs...................................................................   16
         Diversification........................................................   17
         Advertising............................................................   17
LEGAL PROCEEDINGS...............................................................   18
TABLE OF CONTENTS FOR THE STATEMENT OF ADDITIONAL INFORMATION...................   18
APPENDIX A......................................................................   19
APPENDIX B......................................................................   20

                                    5 of 68

                          SUMMARY OF CONTRACT EXPENSES

       Maximum Contingent Deferred Sales Charge.................................     0 %
                                                                                  ----

VARIABLE ACCOUNT ANNUAL EXPENSES

       Mortality and Expense Risk Charges.......................................  1.25 %
                                                                                  ----
       Administration Charge....................................................  0.20 %
                                                                                  ----
       Total Variable Account Annual Expenses...................................  1.45 %
                                                                                  ----

UNDERLYING MUTUAL FUND ANNUAL EXPENSES(1)

-------------------------------------------------------------------------------------------------------------
                                                                                      Total Portfolio
                                                      Management          Other           Company
                                                         Fees           Expenses          Expenses
-------------------------------------------------------------------------------------------------------------
DELCHESTER FUND-INSTITUTIONAL CLASS                      0.58%            0.25%             0.83%
-------------------------------------------------------------------------------------------------------------
DREYFUS A BONDS PLUS, INC.                               0.65%            0.25%             0.90%
-------------------------------------------------------------------------------------------------------------
THE DREYFUS THIRD CENTURY FUND, INC.                     0.75%            0.42%             1.17%
-------------------------------------------------------------------------------------------------------------
THE EVERGREEN TOTAL RETURN FUND                          1.00%            0.18%             1.18%
-------------------------------------------------------------------------------------------------------------
FIDELITY ASSET MANAGER                                   0.72%            0.32%             1.04%
-------------------------------------------------------------------------------------------------------------
FIDELITY EQUITY-INCOME FUND                              0.44%            0.25%             0.69%
-------------------------------------------------------------------------------------------------------------
FIDELITY MAGELLAN(R) FUND                                0.76%            0.23%             0.99%
-------------------------------------------------------------------------------------------------------------
FIDELITY PURITAN FUND                                    0.53%            0.26%             0.79%
-------------------------------------------------------------------------------------------------------------
JANUS TWENTY FUND                                        0.67%            0.35%             1.02%
-------------------------------------------------------------------------------------------------------------
MFS(R) WORLD GOVERNMENTS FUND                            0.90%            0.64%             1.54%
-------------------------------------------------------------------------------------------------------------
NATIONWIDE(R) BOND FUND                                  0.50%            0.21%             0.71%
-------------------------------------------------------------------------------------------------------------
NATIONWIDE(R) FUND                                       0.50%            0.13%             0.63%
-------------------------------------------------------------------------------------------------------------
NATIONWIDE(R) GROWTH FUND                                0.50%            0.18%             0.68%
-------------------------------------------------------------------------------------------------------------
NATIONWIDE(R) MONEY MARKET                               0.45%            0.20%             0.65%
-------------------------------------------------------------------------------------------------------------
NEUBERGER & BERMAN GUARDIAN FUND, INC.                   0.62%            0.19%             0.81%
-------------------------------------------------------------------------------------------------------------
NEUBERGER & BERMAN LIMITED MATURITY BOND FUND            0.49%            0.21%             0.70%
-------------------------------------------------------------------------------------------------------------
NEUBERGER & BERMAN PARTNERS FUND, INC.                   0.65%            0.16%             0.81%
-------------------------------------------------------------------------------------------------------------
OPPENHEIMER GLOBAL FUND                                  0.73%            0.49%             1.22%
-------------------------------------------------------------------------------------------------------------
PEOPLES INDEX FUND(R), INC.                              0.10%            0.54%             0.64%
-------------------------------------------------------------------------------------------------------------
PHOENIX BALANCED FUND SERIES                             0.53%            0.43%             0.96%
-------------------------------------------------------------------------------------------------------------
STRONG TOTAL RETURN FUND, INC.                           0.81%            0.39%             1.20%
-------------------------------------------------------------------------------------------------------------
TEMPLETON FOREIGN FUND                                   0.63%            0.51%             1.14%
-------------------------------------------------------------------------------------------------------------
TWENTIETH CENTURY GROWTH INVESTORS                       1.00%            0.00%             1.00%
-------------------------------------------------------------------------------------------------------------
TWENTIETH CENTURY INTERNATIONAL EQUITY FUND              1.90%            0.00%             1.90%
-------------------------------------------------------------------------------------------------------------
TWENTIETH CENTURY ULTRA INVESTORS                        1.00%            0.00%             1.00%
-------------------------------------------------------------------------------------------------------------
TWENTIETH CENTURY U.S. GOVERNMENTS SHORT TERM            1.00%            0.00%             1.00%
-------------------------------------------------------------------------------------------------------------

1 The Mutual Fund expenses shown above are assessed at the underlying Mutual Fund level and are not direct charges against Variable Account assets or reductions from Contract Values. These underlying Mutual Fund expenses are taken into consideration in computing each underlying Mutual Fund's net asset value, which is the share price used to calculate the unit values of the Variable Account.

                                    6 of 68

                                     EXAMPLE

The following chart depicts the dollar amount of expenses that would be incurred under this Contract assuming a $1000 investment and 5% annual return. These dollar figures are illustrative only and should not be considered a representation of past or future expenses. Actual expenses may be greater or lesser than those shown below.

--------------------------------------------------------------------------------------------------------------------------
                                 IF YOU SURRENDER YOUR        IF YOU DO NOT SURRENDER        IF YOU ANNUITIZE YOUR
                              CONTRACT AT THE END OF THE    YOUR CONTRACT AT THE END OF   CONTRACT AT THE END OF THE
                                APPLICABLE TIME PERIOD       THE APPLICABLE TIME PERIOD     APPLICABLE TIME PERIOD
--------------------------------------------------------------------------------------------------------------------------
                             1 YR.  3 YRS.  5 YRS.  10 YRS.  1 YR.  3 YRS.  5 YRS.  10 YRS. 1 YR.  3 YRS.  5 YRS.  10 YRS.
--------------------------------------------------------------------------------------------------------------------------
Delchester Fund-Inst'l        24      74     126     270      24      74     126     270     *       74    126      270
--------------------------------------------------------------------------------------------------------------------------
Dreyfus A Bonds Plus          25      76     130     277      25      76     130     277     *       76    130      277
--------------------------------------------------------------------------------------------------------------------------
The Dreyfus Third             28      84     144     305      28      84     144     305     *       84    144      305
Century Fund, Inc.
--------------------------------------------------------------------------------------------------------------------------
The Evergreen Total           28      85     144     306      28      85     144     306     *       85    144      306
Return Fund
--------------------------------------------------------------------------------------------------------------------------
Fidelity Asset                26      80     137     291      26      80     137     291     *       80    137      291
Manager(TM)
--------------------------------------------------------------------------------------------------------------------------
Fidelity Equity-Income        22      69     119     255      22      69     119     255     *       69    119      255
Fund
--------------------------------------------------------------------------------------------------------------------------
Fidelity Magellan Fund        26      79     135     286      26      79     135     286     *       79    135      286
--------------------------------------------------------------------------------------------------------------------------
Fidelity Puritan Fund         24      72     124     265      24      72     124     265     *       70    120      257
--------------------------------------------------------------------------------------------------------------------------
Janus Twenty Fund             26      80     136     289      26      80     136     289     *       80    136      289
--------------------------------------------------------------------------------------------------------------------------
MFS(R) World                  31      96     163     342      31      96     163     342     *       96    163      342
Governments Fund
--------------------------------------------------------------------------------------------------------------------------
Nationwide(R) Bond            23      70     120     257      23      70     120     257     *       70    120      257
Fund
--------------------------------------------------------------------------------------------------------------------------
Nationwide(R) Fund            22      67     116     248      22      67     116     248     *       67    116      248
--------------------------------------------------------------------------------------------------------------------------
Nationwide(R) Growth          22      69     118     254      22      69     118     254     *       69    118      254
Fund
--------------------------------------------------------------------------------------------------------------------------
Nationwide(R) Money           22      68     117     250      22      68     117     250     *       68    117      250
Market Fund
--------------------------------------------------------------------------------------------------------------------------
Neuberger & Berman            24      73     125     267      24      73     125     267     *       73    125      267
Guardian Fund, Inc.
--------------------------------------------------------------------------------------------------------------------------
Neuberger & Berman            23      70     119     256      23      70     119     256     *       70    119      256
Limited Maturity Bond
Fund
--------------------------------------------------------------------------------------------------------------------------
Neuberger & Berman            24      73     125     267      24      73     125     267     *       73    125      267
Partners Fund, Inc.
--------------------------------------------------------------------------------------------------------------------------

                                    7 of 68

---------------------------------------------------------------------------------------------------------------
                            IF YOU SURRENDER YOUR       IF YOU DO NOT SURRENDER        IF YOU ANNUITIZE YOUR
                         CONTRACT AT THE END OF THE   YOUR CONTRACT AT THE END OF   CONTRACT AT THE END OF THE
                           APPLICABLE TIME PERIOD      THE APPLICABLE TIME PERIOD     APPLICABLE TIME PERIOD
---------------------------------------------------------------------------------------------------------------
Oppenheimer Global       28     86     146     310     28     86     146     310     *      86    146     310
Fund
---------------------------------------------------------------------------------------------------------------
Peoples Index Fund,      22     68     116     249     22     68     116     249     *      68    116     249
Inc.
---------------------------------------------------------------------------------------------------------------
Phoenix Balanced         25     78     133     283     25     78     133     283     *      78    133     283
Fund Series
---------------------------------------------------------------------------------------------------------------
Strong Total Return      28     85     145     308     28     85     145     308     *      85    145     308
Fund, Inc.
---------------------------------------------------------------------------------------------------------------
Templeton Foreign        27     83     142     302     27     83     142     302     *      83    142     302
Fund
---------------------------------------------------------------------------------------------------------------
Twentieth C. Growth      26     79     135     287     26     79     135     287     *      79    135     287
Investors
---------------------------------------------------------------------------------------------------------------
Twentieth C.             35    107     181     376     35    107     181     376     *     107    181     376
International Equity
Fund
---------------------------------------------------------------------------------------------------------------
Twentieth C. U.S.        26     79     135     287     26     79     135     287     *      79    135     287
Governments Short-
Term
---------------------------------------------------------------------------------------------------------------
Twentieth C. Ultra       26     79     135     287     26     79     135     287     *      79    135     287
Investors
---------------------------------------------------------------------------------------------------------------


* The Contracts sold under this Prospectus do not permit annuitizations during the first two Contract years.

 The purpose of the Summary of Contract Expenses and Example is to assist the Annuitant in understanding the various costs and expenses that an Annuitant will bear directly or indirectly. The expenses of the Nationwide Variable Account as well as those of the underlying Mutual Funds are reflected in the table. For more and complete descriptions of the expenses of the Nationwide Variable Account, (see "Variable Account Charges, Purchase Payments, and Other Deductions"). For more and complete information regarding expenses paid out of the assets of a particular underlying Mutual Fund, see the underlying Mutual Fund's prospectus. Deductions for premium taxes may also apply but are not reflected in the Example shown above (see "Premium Taxes").

                                    8 of 68

                                    SYNOPSIS

       The Company does not deduct a sales charge from purchase payments made for these Contracts. Nor is any sales charge deducted upon the surrender of the Contract.

       The Company assesses an Administration Charge equal to an annual rate of 0.20% of the daily net asset value of the Variable Account. These charges are to reimburse the Company for administrative expenses related to the issue and maintenance of the Contracts. The Company does not expect to recover from these charges an amount in excess of accumulated administrative expenses (see "Administration Charge").

       The Company deducts a Mortality Risk Charge equal to an annual rate of 0.80% of the daily net asset value of the Variable Account for mortality risk assumed by the Company (see "Mortality Risk Charge").

       The Company deducts an Expense Risk Charge equal to an annual rate of 0.45% of the daily net asset value of the Variable Account as compensation for the Company's risk by undertaking not to increase administrative charges on the Contracts regardless of the actual administrative costs (see "Expense Risk Charge").

       The initial Purchase Payment must be at least $15,000 and subsequent purchase payments at least $1000. The cumulative total of all purchase payments under a Contract may not exceed $1,000,000 without the prior consent of the Company (see "Allocation of Purchase Payments and Contract Value").

       If the Contract Value at the Annuitization Date is less than $5,000, the Contract Value may be distributed in one lump sum in lieu of annuity payments. If any annuity payment would be less than $50, the Company shall have the right to change the frequency of payments to such intervals as will result in payments of at least $50 (see "Frequency and Amount of Annuity Payments").

       Premium taxes payable to any governmental entity will be charged against the Contracts. If any such premium taxes are payable at the time purchase payments are made, the premium tax deduction will be made from the Contract prior to allocation to any underlying Mutual Fund option (see "Premium Taxes").

       To be sure that the Annuitant is satisfied with the Contract, the Annuitant has a ten day free look. Within ten days of the date the Contract is received, it may be returned to the Home Office of the Company, at the address shown on page 1 of this Prospectus. When the Contract is received by the Company, the Company will void the Contract and refund the Contract Value in full unless otherwise required by state and/or federal law (see "Right to Revoke").

                                    9 of 68

                  NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

       The Nationwide Life and Annuity Insurance Company, formerly the Financial Horizons Life Insurance Company, a stock life insurance company organized under the laws of the State of Ohio, was established in February, 1981. The Company is a member of the "Nationwide Insurance Enterprise", with its home office at One Nationwide Plaza, Columbus, Ohio 43216-6609. The Company offers certain life insurance products and annuities.

                              THE VARIABLE ACCOUNT

       The Variable Account was established as Financial Horizons VA Separate Account-2 by the Company on March 6, 1991, pursuant to the provisions of Ohio law. The name of the Variable Account was changed to Nationwide VA Separate Account-B pursuant to a resolution by the Board of Directors. The Company has caused the Variable Account to be registered with the Securities and Exchange Commission as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940. Such registration does not involve supervision of the management of the Variable Account or the Company by the Securities and Exchange Commission.

       The Variable Account is a separate investment account of the Company and as such, is not chargeable with liabilities arising out of any other business the Company may conduct. The Company does not guarantee the investment performance of the Variable Account. Obligations under the Contracts, however, are obligations of the Company. Income, gains and losses, whether or not realized, from the assets of the Variable Account are, in accordance with the Contracts, credited to or charged against the Variable Account without regard to other income, gains, or losses of the Company.

       Purchase payments are allocated within the Variable Account among one or more sub-accounts made up of shares in the underlying Mutual Funds designated by the Annuitant.

UNDERLYING MUTUAL FUND OPTIONS

       Annuitants may choose from among a number of different underlying Mutual Fund options. (See Appendix B which contains a summary of investment objectives for each underlying Mutual Fund). More detailed information may be found in the current prospectus for each underlying Mutual Fund offered. Such a prospectus for the underlying Mutual Fund option(s) being considered must accompany this Prospectus and should be read in conjunction herewith. A copy of each prospectus may be obtained without charge from Nationwide Life and Annuity Insurance Company by calling 1-800-848-6331, TDD 1-800-238-3035, or writing P.O. Box 16609, Columbus, Ohio 43216-6609.

       The underlying Mutual Funds are available to the general public. Based on the Company's marketing plan for the Contracts (the Contracts will be exclusively marketed through IRA custodial accounts), the Company does not anticipate any disadvantages to this. There is, however, a possibility that a material conflict may arise between the interest of the Variable Account and the various individuals and entities holding shares of the Mutual Funds. A conflict may occur due to a change in law affecting the operations of variable annuity separate accounts, differences in the voting instructions of the Annuitants and others maintaining a voting interest in the funds, or some other reason. In the event of conflict, the Company will take any steps necessary to protect the Annuitants and variable annuity payees, including withdrawal of the Variable Account from participation in the underlying Mutual Fund or Mutual Funds which are involved in the conflict.

VOTING RIGHTS

       Voting rights under the Contracts apply ONLY with respect to purchase payments or accumulated amounts allocated to the Variable Account.

       In accordance with its view of present applicable law, the Company will vote the shares of the underlying Mutual Funds held in the Variable Account at regular and special meetings of the shareholders of the underlying Mutual Funds in accordance with instructions received from persons whose Contract Value is measured by units in the Variable Account. However, if the Investment Company Act of 1940 or any Regulation thereunder should be amended or if the present interpretation thereof should change, and as a result the Company determines that it is permitted to vote the shares of the underlying Mutual Funds in its own right, it may elect to do so.

       The person having the voting interest under a Contract shall be the Annuitant. The number of shares held in the Variable Account which is attributable to each Contract Owner is determined by dividing the Annuitant's interest in the Variable Account by the net asset value of the applicable share of the underlying Mutual Funds.

       The number of shares held in the Variable Account which is attributable to each Contract is determined by dividing the reserve for such Contract by the net asset value of one share.


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       The number of shares which a person has the right to vote will be determined as of the date to be chosen by the Company not more than 90 days prior to the meeting of the underlying Mutual Fund and voting instructions will be solicited by written communication at least 21 days prior to such meeting.

       Underlying Mutual Fund shares held in the Variable Account as to which no timely instructions are received will be voted by the Company in the same proportion as the voting instructions which are received with respect to all Contracts participating in the Variable Account.

       Each person having the voting interest in the Variable Account will receive periodic reports relating to the underlying Mutual Fund, proxy material and a form with which to give such voting instructions with respect to the proportion of the underlying Mutual Fund shares held in the Variable Account corresponding to his or her interest in the Variable Account.

        VARIABLE ACCOUNT CHARGES, PURCHASE PAYMENTS, AND OTHER DEDUCTIONS

MORTALITY RISK CHARGE

       The Company assumes a "mortality risk" that variable annuity payments will not be affected by the death rates of persons receiving such payments or of the general population by virtue of annuity rates incorporated in the Contract which cannot be changed.

       For assuming this mortality risk, the Company deducts a Mortality Risk Charge from the Variable Account. This amount is computed on a daily basis and is equal to an annual rate of 0.80% of the daily net asset value of the Variable Account. The Company expects to generate a profit through assessing this charge.

EXPENSE RISK CHARGE

       The Company will not increase charges for administration of the Contracts regardless of its actual expenses. For assuming this expense risk, the Company deducts an Expense Risk Charge from the Variable Account. This amount is computed on a daily basis and is equal to an annual rate of 0.45% of the daily net asset value of the Variable Account. The Company expects to generate a profit through assessing this charge.

ADMINISTRATION CHARGE

       The Company assesses an Administration Charge equal to an annual rate of 0.20% of the daily net asset value of the Variable Account. The deduction of the Administration Charge is made from each sub-account in the same proportion that the Contract Value in each sub-account bears to the total Contract Value in the Variable Account. These charges are designed only to reimburse the Company for administrative expenses and the Company will monitor these charges to ensure that they do not exceed annual administration expenses.

PREMIUM TAXES

       The Company will charge against the Contract Value the amount of any premium taxes levied by a state or any other governmental entity upon purchase payments received by the Company. To the best of the Company's present knowledge, premium taxes currently imposed by certain jurisdictions range from 0% to 3.5%. This range is subject to change. The method used to recoup premium tax expense will be determined by the Company at its sole discretion and in compliance with applicable state law. The Company currently deducts such charges from a Contract Owner's Contract Value either: (1) at the time the Contract is surrendered, (2) at annuitization, or (3) in those states which require, at the time purchase payments are made to the Contract.

EXPENSES OF VARIABLE ACCOUNT

       The Variable Account is responsible for the following types of expenses:
(1) administration expenses relating to the issuance and maintenance of the Contracts; (2) mortality risk expense of guaranteeing the annuity purchase rates at issue for the life of the Contracts; and (3) expense risk associated with guaranteeing expenses through the deduction by the Company of the Mortality Risk, Expense Risk and Administration Charges described above. If these charges are insufficient to cover these expenses, the loss will be borne by the Company.

       Deductions from and expenses paid out of the assets of the underlying Mutual Funds are described in each of the underlying Mutual Funds' prospectuses.

INVESTMENTS OF THE VARIABLE ACCOUNT

       At the time of purchase each Annuitant elects to have purchase payments attributable to his participation in the Variable Account allocated among one or more of the sub-accounts which consist of shares in the


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

underlying Mutual Funds. Shares of the respective underlying Mutual Funds specified by the Annuitant are purchased at net asset value for the respective sub-account(s) and converted into Accumulation Units. At the time of Application, the Annuitant designates the underlying Mutual Funds to which he desires to have purchase payments allocated. Such election is subject to any minimum purchase payment limitations which may be imposed by the underlying Mutual Funds designated. The Annuitant may change the election as to allocation of purchase payments or may elect to exchange amounts among the sub-account options pursuant to such terms and conditions applicable to such transactions as may be imposed by each of the underlying Mutual Funds, in addition to those set forth in the Contracts.

RIGHT TO REVOKE

       The Annuitant may revoke the Contract at any time between the Date of Issue and the date 10 days after receipt of the Contract and receive a refund of the Contract Value unless otherwise required by state and/or federal law. Mailing or delivery must occur on or before 10 days after receipt of the Contract for revocation to be effective. In order to revoke the Contract, if it has not been received, written notice must be mailed or delivered to the home office of the Company at the mailing address shown on page 1 of this Prospectus.

       The liability of the Variable Account under this provision is limited to the Contract Value in each sub-account on the date of revocation. Any additional amounts refunded to the Annuitant will be paid by the Company.

TRANSFERS

       Transfers among sub-account underlying Mutual Fund options are permitted 12 times per year. The Owner's value in each sub-account will be determined as of the date the transfer request is received in good order in the home office.

       Transfers among the sub-accounts may be made either in writing or, in states allowing such transfers, by telephone. This telephone exchange privilege is made available to Annuitants automatically without their having to elect this privilege. The Company will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. Such procedures may include any or all of the following, or such other procedures as the Company may, from time to time, deem reasonable: requesting identifying information, such as name, contract number, Social Security number, and/or personal identification number; tape recording all telephone transactions; and providing written confirmation thereof to both the Annuitant and any agent of record, at the last address of record. The Company will not be liable for following instructions communicated by telephone which it reasonably believes to be genuine. Any losses incurred pursuant to actions taken by the Company in reliance on telephone instructions reasonably believed to be genuine shall be borne by the Annuitant. The Company may withdraw the telephone exchange privilege upon 30 days' written notice to the Annuitants.

BENEFICIARY PROVISIONS

       The Beneficiary is the person or persons who may receive certain benefits under the Contract in the event the Annuitant dies prior to the Annuitization Date. If more than one Beneficiary survives the Annuitant, each will share equally unless otherwise specified in the Beneficiary designation. If no Beneficiary survives the Annuitant, all rights and interests of the Beneficiary shall vest in the Contingent Beneficiary, and if more than one Contingent Beneficiary survives, each will share equally unless otherwise specified in the Contingent Beneficiary designation. If a Contingent Beneficiary is not named or predeceases the Annuitant, all rights and interest of the Contingent Beneficiary will vest with the Annuitant's estate. The Annuitant may change the Beneficiary or Contingent Beneficiary from time to time, by written notice to the Company. The change, upon receipt by the Company at its home office, will take effect as of the time the written notice was signed, whether or not the Annuitant is living at the time of recording, but without further liability as to any payment or settlement made by the Company before receipt of such change.

OWNERSHIP PROVISIONS

       Unless otherwise provided, the Annuitant has all rights under the Contract. The exercise of any ownership right in the Contract (including the right to surrender or partially surrender the Contract, to change the Beneficiary, Contingent Beneficiary, the Annuity Payment Option or Annuitization
Date) shall require a written indication of an intent to exercise that right, which must be signed by the Annuitant.

SUBSTITUTION OF SECURITIES

       If the shares of the underlying Mutual Funds described in this Prospectus should no longer be available for investment by the Variable Account or if, in the judgment of the Company's management, further investment in such underlying Mutual Fund shares should become inappropriate in view of the purposes of the


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

Contract, the Company may substitute shares of another underlying Mutual Fund for underlying Mutual Fund shares already purchased or to be purchased in the future by purchase payments under the Contract. No substitution of securities in the Variable Account may take place without prior approval of the Securities and Exchange Commission, and under such requirements as it may impose.

INQUIRIES

       Inquiries may be directed to Nationwide Life and Annuity Insurance Company by writing P.O. Box 16609, Columbus, Ohio 43216-6609, or calling 1-800-848-6331, TDD 1-800-238-3035.

                     ANNUITY PAYMENT PERIOD-VARIABLE ACCOUNT

       At the Annuitization Date the Variable Account Contract Value is applied to the Annuity Payment Option elected in accordance with the Annuity Table in the Contract.

       Subsequent Variable Annuity payments vary in amount in accordance with the investment performance of the Variable Account. The dollar amount of the first annuity payment determined as above is divided by the value of an Annuity Unit as of the Annuitization Date to establish the number of Annuity Units representing each monthly annuity payment. This number of Annuity Units remains fixed during the annuity payment period. The dollar amount of the second and subsequent payments is not predetermined and may change from month to month. The dollar amount of each subsequent payment is determined by multiplying the fixed number of Annuity Units by the Annuity Unit Value for the Valuation Period in which the payment is due. The Company guarantees that the dollar amount of each payment after the first will not be affected by variations in mortality experience from mortality assumptions used to determine the first payment.

VALUE OF AN ANNUITY UNIT

       The value of an Annuity Unit is arbitrarily set initially at $10 when the first underlying Mutual Fund shares are purchased. The value of an Annuity Unit for a sub-account for any subsequent Valuation Period is determined by multiplying the Annuity Unit Value for the immediately preceding Valuation Period by the Net Investment Factor for the Valuation Period for which the Annuity Unit Value is being calculated, and multiplying the result by an interest factor to neutralize the assumed investment rate of 3.5% per annum built into the Annuity Tables contained in the Contracts (see "Net Investment Factor").

ASSUMED INVESTMENT RATE

       A 3.5% Assumed Investment Rate is built into the Annuity Tables contained in the Contracts. A higher assumption would mean a higher initial payment but more slowly rising or more rapidly falling subsequent payments. A lower assumption would have the opposite effect. If the actual investment rate is at the annual rate of 3.5%, the annuity payments will be level.

FREQUENCY AND AMOUNT OF ANNUITY PAYMENTS

       Annuity payments will be paid as monthly installments. However, if the net amount available to apply under any Annuity Payment Option is less than $5,000, the Company shall have the right to pay such amount in one lump sum in lieu of annuity payments. In addition, if the payments provided for would be or become less than $50, the Company shall have the right to change the frequency of payments to such intervals as will result in payments of at least $50.

ANNUITY COMMENCEMENT DATE

       The Annuitant selects an Annuity Commencement Date at the time of Application. Such date must be the first day of a calendar month and must be at least 2 years after the Date of Issue.

CHANGE IN ANNUITY COMMENCEMENT DATE

       The Annuitant may, upon prior written notice to the Company, change the Annuity Commencement Date. The date to which such a change may be made shall be the first day of a calendar month.

       If the Annuitant requests in writing (see "Ownership Provisions"), and the Company approves the request, the Annuity Commencement Date may be deferred. No further changes in the Designated Annuitant will be permitted under the Contract. The amount of the Death Benefit will be limited to the Contract Value if the Annuity Commencement Date is postponed beyond the first day of the calendar month after the Designated Annuitant's 86th birthday.

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CHANGE IN FORM OF ANNUITY

       The Annuitant may, upon prior written notice to the Company, at any time prior to the Annuitization Date, elect one of the Annuity Payment Options.

ANNUITY PAYMENT OPTIONS

       Any of the following Annuity Payment Options may be elected:

       Option 1-Life Annuity-An annuity payable monthly during the lifetime of the Annuitant, ceasing with the last payment due prior to the death of the Annuitant. IT WOULD BE POSSIBLE UNDER THIS OPTION FOR THE ANNUITANT TO RECEIVE ONLY ONE ANNUITY PAYMENT IF HE OR SHE DIED BEFORE THE SECOND ANNUITY PAYMENT DATE, TWO ANNUITY PAYMENTS IF HE OR SHE DIED BEFORE THE THIRD ANNUITY PAYMENT DATE, AND SO ON.

       Option 2-Joint and Last Survivor Annuity-An annuity payable monthly during the joint lifetimes of the Annuitant and designated second person and continuing thereafter during the lifetime of the survivor. AS IS THE CASE UNDER OPTION 1 ABOVE, THERE IS NO MINIMUM NUMBER OF PAYMENTS GUARANTEED UNDER THIS OPTION. PAYMENTS CEASE UPON THE DEATH OF THE LAST SURVIVING ANNUITANT REGARDLESS OF THE NUMBER OF PAYMENTS RECEIVED.

       Option 3-Life Annuity With 120 or 240 Monthly Payments Guaranteed-An annuity payable monthly during the lifetime of the Annuitant with the guarantee that if at the death of the Annuitant payments have been made for fewer than 120 or 240 months, as selected, payments will be made as follows:

       (1) If the Annuitant is the payee, any guaranteed annuity payments will be continued during the remainder of the selected period to the Beneficiary or the Beneficiary may, at any time, elect to have the present value of the guaranteed number of annuity payments remaining paid in a lump sum as specified in section (2) below.

       (2) If a Beneficiary is the payee, the present value, computed as of the date on which notice of death is received by the Company at its home office, of the guaranteed number of annuity payments remaining after receipt of such notice and to which the deceased would have been entitled had he or she not died, commuted at the Assumed Investment Rate effective in determining the Annuity Tables, shall be paid in a lump sum.

       Some of the stated Annuity Options may not be available in all states. The Annuitant may request an alternative non-guaranteed option by giving notice in writing prior to annuitization. If such a request is approved by the Company, it will be permitted under the Contract.

       Individual Retirement Accounts are subject to the minimum distribution requirements set forth in the Internal Revenue Code.

DEATH BENEFIT AT DEATH OF ANNUITANT PRIOR TO THE ANNUITIZATION DATE

       If the Annuitant dies prior to the Annuitization Date, a Death Benefit is payable to the Beneficiary. If no Beneficiary is named (or if the Beneficiary predeceases the Annuitant), then the Death Benefit is payable to the Contingent Beneficiary. If no Contingent Beneficiary is named (or if the Contingent Beneficiary predeceases the Annuitant), then the Death Benefit will be paid to Annuitant or the Annuitant's estate.

       The value of the Death Benefit will be determined as of the Valuation Date coincident with or next following the date the Company receives in writing the following: (1) due proof of the Annuitant's death; and (2) an election for either a single sum payment or an Annuity Payment Option; and (3) any form required by state insurance laws. If single sum payment is requested, payment will be made in accordance with any applicable laws and regulations governing the payment of Death Benefit. If an Annuity Payment Option is requested, election must be made by the Annuitant during the 90-day period commencing with the date written notice is received by the Company. If no election has been made by the end of such 90-day period commencing with the date written notice is received by the Company. If no election has been made by the end of such 90-day period, the Death Benefit will be paid in a single sum payment. If the Designated Annuitant dies prior to his or her 86th birthday, the value of the Death Benefit will be the greater of (1) the sum of all Purchase Payments, made to the Contract less any amounts surrendered, (2) the Contract Value, or (3) the Contract Value as of the most recent five-year Contract Anniversary, less any amounts surrendered since the most recent five-year Contract Anniversary. If the Designated Annuitant dies on or after his or her 86th birthday, then the Death Benefit will be equal to the Contract Value.

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DEATH BENEFIT AFTER THE ANNUITIZATION DATE

       If the Annuitant dies after the Annuitization Date, any benefit that may be payable shall be as specified in the Annuity Payment Option elected.

REQUIRED DISTRIBUTIONS FOR IRAS

       Distribution from an IRA must begin not later than April 1 of the calendar year following the calendar year in which the Annuitant attains age 70-1/2. Distribution may be accepted in a lump sum or in nearly equal payments over: (a) the Annuitant's life or the lives of the Annuitant and his or her spouse or Designated Beneficiary, or (b) a period not extending beyond the Annuitant's life expectancy or the life expectancy of the Annuitant and the Annuitant's spouse or designated Beneficiary.

       If the Annuitant dies prior to the commencement of his or her distribution, the interest in the Annuity held by the custodial account must be distributed by December 31 of the year during which the fifth anniversary of his or her death occurs unless:

(a) The Annuitant names his or her surviving spouse as the Beneficiary and such spouse elects to:

       (i) treat the annuity as an asset of an IRA established for his or her benefit; or

       (ii) receive distribution of the account in nearly equal payments over his or her life (or a period not exceeding his or her life expectancy) and commencing not later than December 31 of the year in which the Owner would have attained age 70-1/2; or

(b) The Annuitant names a Beneficiary other than his or her surviving spouse and such beneficiary elects to receive a distribution of the account in nearly equal payments over his or her life (or a period not exceeding his or her life expectancy) commencing not later than December 31 of the year following the year in which the Annuitant dies.

       If the Annuitant dies after distribution has commenced, distribution must continue at least as rapidly as under the schedule being used prior to his or her death, except to the extent that a surviving spouse beneficiary may elect to treat the contract as his or her own, in the same manner as is described in Section (a)(i) above.

       If the amounts distributed do not satisfy the distribution rules mentioned above, a penalty tax of 50% is levied on the amount that should have been distributed for that year.

       All or a portion of each distribution will be included in the gross income of the person receiving the distribution and taxed at ordinary income tax rates. The portion of the distribution which is taxable is based on the ratio between the amount by which non-deductible purchase payments exceed prior non-taxable distributions and total account balances at the time of the distribution. The Annuitant must annually report the amount of non-deductible purchase payments, the amount of any distribution, the amount by which non-deductible purchase payments for all years exceed non-taxable distributions for all years, and the total balance of all IRAs.

       IRA distributions will not receive the benefit of the tax treatment of a lump sum distribution from a Qualified Plan. If the Annuitant dies prior to the time distribution of his or her interest in the annuity is completed, the balance will also be included in his or her gross estate.

GENERATION-SKIPPING TRANSFERS

       The Company may be required to determine whether the Death Benefit or any other payment constitutes a direct skip as defined in Section 2612 of the Internal Revenue Code, and the amount of the tax on the generation-skipping transfer resulting from such direct skip. If applicable, such payment will be reduced by any tax the Company is required to pay by Section 2603 of the Internal Revenue Code.

       A direct skip may occur when property is transferred to or a Death Benefit is paid to an individual two or more generations younger than the Annuitant.

                               GENERAL INFORMATION

SERVICES

       ASSET REBALANCING-The Annuitant may direct the automatic reallocation of contract values to the underlying Mutual Fund options or a predetermined percentage basis every three months. If the last day of the three month period falls on a Saturday, Sunday, recognized holiday or any other day when the New York Stock Exchange is closed, the Asset Rebalancing exchange will occur on the last business day before that day. Asset

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Rebalancing will not affect future allocations of purchase payments. An Asset
Rebalancing request must be made in writing on a form provided by the Company.

       The Company reserves the right to discontinue offering Asset Rebalancing upon 30 days' written notice to the Annuitants, however, any such discontinuation would not affect Asset Rebalancing programs which have already commenced. The Company also reserves the right to assess a processing fee for this service.

       DOLLAR COST AVERAGING- The Annuitant may direct the Company to automatically transfer from the Money Market sub-account or the Limited Maturity Bond Portfolio sub-account to any other sub-account within the Variable Account on a monthly basis. This service is intended to allow the Annuitant to utilize Dollar Cost Averaging, a long-term investment program which provides for regular, level investments over time. The Company makes no guarantees that Dollar Cost Averaging, will result in a profit or protect against loss in a declining market. Transfers for purposes of Dollar Cost Averaging can only be made from the Money Market sub-account or the Limited Maturity Bond Portfolio sub-account. The minimum monthly Dollar Cost Averaging transfer is $100. A written election of this service, on a form provided by the Company, must be completed by the Annuitant in order to begin transfers. Once elected, transfers from the Money Market sub-account or the Limited Maturity Bond Portfolio sub-account will be processed monthly until either the value in the Money Market sub-account or the Limited Maturity Bond Portfolio sub-account is completely depleted or the Annuitant instructs the Company in writing to cancel the monthly transfers.

       The Company reserves the right to discontinue offering Dollar Cost Averaging upon 30 days' written notice to Annuitants; however, any such discontinuation would not affect Dollar Cost Averaging programs already commenced. The Company also reserves the right to assess a processing fee for this service.

       SYSTEMATIC WITHDRAWALS- An Annuitant may elect in writing on a form provided by the Company to take Systematic Withdrawals by surrendering a specified dollar amount (of at least $100) on a monthly, quarterly, semi-annual, or annual basis. The Company will process the withdrawals as directed by surrendering on a pro-rata basis Accumulation Units from all sub-accounts in which the Annuitant has an interest. Each Systematic Withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty tax may be assessed on Systematic Withdrawals if the Annuitant is under age 59-1/2. If directed by the Annuitant, the Company will withhold federal income taxes from each Systematic Withdrawal. The Annuitant may discontinue Systematic Withdrawals at any time by notifying the Company in writing.

       The Company reserves the right to discontinue offering Systematic Withdrawals upon 30 days' written notice to Annuitants however; any such discontinuation would not affect any Systematic Withdrawal programs already commenced. The Company also reserves the right to assess a processing fee for this service.

STATEMENTS AND REPORTS

       The Company will mail to Annuitants, at their last known address of record, any statements and reports required by applicable law or regulation. Annuitants should therefore give the Company prompt notice of any address change. The Company will send a confirmation statement to Annuitants each time a transaction is made affecting the Owners' Variable Account Contract Value, such as making additional purchase payments, transfers, exchanges or withdrawals. Quarterly statements are also mailed detailing the Contract activity during the calendar quarter. Instead of receiving an immediate confirmation of transactions made pursuant to some types of periodic payment plan (such as a dollar cost averaging program) or salary reduction arrangement, Annuitants may receive confirmation of such transactions in their quarterly statements. Annuitants should review the information in these statements carefully. All errors or corrections must be reported to the Company immediately to assure proper crediting to the Annuitants' Contract. The Company will assume all transactions are accurate unless otherwise notified within 30 days after receipt of the statement. The Company will also send to Annuitants each year an annual report and a semi-annual report containing financial statements for the Variable Account, as of December 31 and June 30, respectively.

ALLOCATION OF PURCHASE PAYMENTS AND CONTRACT VALUE

       Purchase payments are allocated to one or more sub-accounts within the Variable Account in accordance with the designation of the underlying Mutual Funds by the Annuitant, and converted into Accumulation Units.

       The initial first year purchase payment must be at least $15,000 and additional payments, if any, must be at least $1,000. The Company, however, reserves the right to lower this $1,000 purchase payment minimum for certain employer sponsored programs. The Annuitant may increase or decrease purchase payments or change the frequency of payment. The Annuitant is not obligated to continue purchase payments in the amount or at the frequency elected. There are no penalties for failure to continue purchase payments.

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       The cumulative total of all purchase payments under Contracts issued on the life of any one Designated Annuitant may not exceed $1,000,000 without prior consent of the Company.

       THE PURCHASER IS CAUTIONED THAT INVESTMENT RETURN ON SMALL INITIAL AND SUBSEQUENT PURCHASE PAYMENTS MAY BE LESS THAN CHARGES ASSESSED BY THE COMPANY.

       The initial purchase payment allocated to designated sub-accounts of the Variable Account will be priced not later than 2 business days after receipt of an order to purchase if the Application and all information necessary for processing the purchase order are complete upon receipt by the Company. The Company, however, may retain the purchase payment for up to 5 business days while attempting to complete an incomplete Application. If the Application cannot be made complete within 5 days, the prospective purchaser will be informed of the reasons for the delay and the purchase payment will be returned immediately unless the prospective purchaser specifically consents to the Company retaining the purchase payment until the Application is made complete.

       Purchase payments will not be priced on the following nationally recognized holidays: New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas.

VALUE OF A VARIABLE ACCOUNT ACCUMULATION UNIT

       The value of a Variable Account Accumulation Unit for each sub-account was arbitrarily set initially at $10 when underlying Mutual Fund shares in that sub-account were available for purchase. The value for any subsequent Valuation Period is determined by multiplying the Accumulation Unit value for each sub-account for the immediately preceding Valuation Period by the Net Investment Factor for the sub-account during the subsequent Valuation Period. The value of an Accumulation Unit may increase or decrease from Valuation Period to Valuation Period. The number of Accumulation Units will not change as a result of investment experience.

NET INVESTMENT FACTOR

       The Net Investment Factor for any Valuation Period is determined by dividing (a) by (b) and subtracting (c) from the result where:

(a)    is:

       (1) the net asset value per share of the underlying Mutual Fund held in the sub-account determined at the end of the current Valuation Period, plus

       (2) the per share amount of any dividend or capital gain distributions made by the underlying Mutual Fund held in the sub-account if the "ex-dividend" date occurs during the current Valuation Period.

(b) is the net asset value per share of the underlying Mutual Fund held in the sub-account determined at the end of the immediately preceding Valuation Period.

(c) is a factor representing the daily Mortality Risk Charge, Expense Risk Charge and Administration Charge deducted from the Variable Account. Such factor is equal to an annual rate of 1.45 % of the daily net asset value of the Variable Account.

       For underlying Mutual Funds that credit dividends on a daily basis and pay such dividends once a month (the Nationwide Money Market Fund), the Net Investment Factor allows for the monthly reinvestment of these daily dividends.

       The Net Investment Factor may be greater or less than one; therefore, the value of an Accumulation Unit may increase or decrease. It should be noted that changes in the Net Investment Factor may not be directly proportional to changes in the net asset value of underlying Mutual Fund shares, because of the deduction for Mortality Risk Charge, Expense Risk Charge and Administration Charge, and any charge or credit for tax reserves.

VALUATION OF ASSETS

       Underlying Mutual Fund shares in the Variable Account will be valued at their net asset value.

DETERMINING THE CONTRACT VALUE

       The sum of the value of all Variable Account Accumulation Units attributable to the Contract is the Contract Value. The number of Accumulation Units credited per each sub-account are determined by dividing the net amount allocated to the sub-account by the Accumulation Unit Value for the sub-account for the Valuation Period during which the purchase payment is received by the Company. In the event part or all of


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

the Contract Value is surrendered or charges or deductions are made against the Contract Value, an appropriate number of Accumulation Units from the Variable Account will be deducted.

SURRENDER (REDEMPTION)

       While the Contract is in force and prior to the earlier of the Annuitization Date or the death of the Designated Annuitant, the Company will, upon proper written application by the Annuitant deemed by the Company to be in good order, allow the Annuitant to surrender a portion or all of the Contract Value. "Proper Written Application" means that the surrender must be requested in writing by the Annuitant, satisfy all good order requirements, and the Company may require that the signature(s) be guaranteed by a member firm of the New York, American, Boston, Midwest, Philadelphia, or Pacific Stock Exchange, or by a Commercial Bank or a Savings and Loan, which is a member of the Federal Deposit Insurance Corporation.

       The Company will, upon receipt of any such written request, surrender a number of Accumulation Units from the Variable Account to equal the gross dollar amount requested. In the event of a partial surrender, the Company will, unless instructed to the contrary, surrender Accumulation Units from all sub-accounts in which the Annuitant has an interest.

       The Company will pay any funds applied for from the Variable Account within 7 days of receipt of such application in the Company's home office. However, the Company reserves the right to suspend or postpone the date of any payment of any benefit or values for any Valuation Period (1) when the New York Stock Exchange ("Exchange") is closed, (2) when trading on the Exchange is restricted, (3) when an emergency exists as a result of which disposal of securities held in the Variable Account is not reasonably practicable or it is not reasonably practicable to determine the value of the Variable Account's net assets, or (4) during any other period when the Securities and Exchange Commission, by order, so permits for the protection of security holders; provided that applicable rules and regulations of the Securities and Exchange Commission shall govern as to whether the conditions prescribed in (2) and (3) exist. The Contract Value on surrender may be more or less than the total of purchase payments made by an Annuitant, depending on the market value of the underlying Mutual Fund shares.

TAXES

       INFORMATION CONTAINED HEREIN SHOULD NOT BE SUBSTITUTED FOR THE ADVICE OF A PERSONAL TAX ADVISER.

       The Company does not make any guarantee regarding the tax status for any Contract or any transaction involving the Contracts. The Contracts, by themselves, do not qualify for tax-deferral under the federal tax rules governing Non-Qualified Annuities and Individual Retirement Annuities. Instead, the Contracts have been designed to be purchased as assets of IRA custodial accounts pursuant to certain regulations under section 408 of the Code. Annuitants should consult their financial or tax consultants to discuss in detail their particular tax situation and the use of the Contracts.

       Generally, the amount of any payment of items of interest to a nonresident alien of the United State shall be subject to withholding of a tax equal to thirty percent (30%) of such amount or, if applicable, a lower treaty rate. A payment may not be subject to withholding where the recipient sufficiently establishes that such payment is effectively connected to the recipient's conduct of a trade or business in the United States and such payment is includable in the recipient's gross income.

IRAS

       The Contract is intended to be purchased as an asset of IRA custodial accounts established pursuant to regulations 1.408-2(b)(2)(ii) and 1.408-2(d) under Section 408 of the Code. Because the Contract's minimum initial and subsequent Purchase Payments are greater than the maximum yearly contribution permitted an IRA, the Contract may be purchased only in connection with a "rollover" (including a direct trustee-to-trustee transfer, where permitted). Specifically, Contracts may be purchased only in connection with a rollover or transfer (if applicable) of amounts from a Qualified Plan, Tax-Sheltered Annuity, IRA or Individual Retirement Annuity. The Annuitant should seek competent advice as to the tax consequences associated with the use of this Contract.

       Recent changes to the Code permit the rollover of most distributions from Qualified Plans to other Qualified Plans or Individual Retirement Accounts. Most distributions from Tax-Sheltered Annuities may be rolled into another Tax-Sheltered Annuity or an IRA. Distributions which may not be rolled over are those which are:

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


1. one of a series of substantially equal annual (or more frequent) payments made: a) over the life (or life expectancy) of the employee, b) the joint lives (or joint life expectancies) of the employee and the employee's designated beneficiary, or c) for a specified period of ten years or more, or

2.     a required minimum distribution.

       Any distribution from a Qualified Plan or Tax Sheltered Annuity that is eligible for rollover will be subject to federal tax withholding at a rate of twenty percent (20%) unless the distribution is transferred directly to an appropriate plan as described above.

       Individual Retirement Accounts may not provide life insurance benefits. If the Death Benefit associated with the Contracts offered hereunder exceeds the greater of the cash value of the Contract or the sum of all purchase payments (less any surrenders), it is possible the Internal Revenue Service could determine that the Individual Retirement Account does not qualify for the desired tax treatment.

DIVERSIFICATION

       The Internal Revenue Service has promulgated regulations under Section 817(h) of the Internal Revenue Code ("Code") relating to diversification standards for the investments underlying a variable annuity contract. The regulations provide that a variable annuity contract which does not satisfy the diversification standards will not be treated as an annuity contract, unless the failure to satisfy the regulations was inadvertent, the failure is corrected, and the owner or the Company pays an amount to the Internal Revenue Service. The amount will be based on the tax that would have been paid by the Annuitant if the income, for the period the contract was not diversified, had been received by the Annuitant. If the failure to diversify is not corrected in this manner, the owner of an annuity contract will be deemed the owner of the underlying securities and will be taxed on the earnings of his or her account. The Company believes, under its interpretation of the Code and regulations thereunder, that the investments underlying this Contract meet these diversification standards.

ADVERTISING

       A "yield" and "effective yield" may be advertised for the Nationwide Separate Account Trust Money Market Fund sub-account. "Yield" is a measure of the net dividend and interest income earned over a specific seven-day period (which period will be stated in the advertisement) expressed as a percentage of the offering price of the sub-account's units. Yield is an annualized figure, which means that it is assumed that the sub-account generates the same level of net income over a 52-week period. The "effective yield" is calculated similarly but includes the effect of assumed compounding, calculated under rules prescribed by the Securities and Exchange Commission. The effective yield will be slightly higher than yield due to this compounding effect.

       The Company may also from time to time advertise the performance of the sub-account of the Variable Account relative to the performance of other variable annuity sub-accounts or mutual funds with similar or different objectives, or the investment industry as a whole. Other investments to which the sub-accounts may be compared include, but are not limited to: precious metals, real estate, stocks and bonds, closed-end funds, CDs, bank money market deposit accounts and passbook savings, and the Consumer Price Index.

       The sub-accounts of the Variable Account may also be compared to certain market indexes, which may include, but are not limited to: the S&P 500; Shearson/Lehman Intermediate Government/Corporate Bond Index; Shearson/Lehman Long-Term Government/Corporate Bond Index; Donoghue Money Fund Average; U.S. Treasury Note Index; Bank Rate Monitor National Index of 2-1/2 Year CD Rates; and the Dow Jones Industrial Average.

       Normally these rankings and ratings are published by independent tracking services and publications of general interest including, but not limited to:
Lipper Analytical Services, Inc., CDA/Wiesenberger, Morningstar, Donoghue's; magazines such as Money, Forbes, Kiplinger's Personal Finance Magazine, Financial World, Consumer Reports, Business Week, Time, Newsweek, National Underwriter, U.S. News and World Report; rating services such as LIMRA, Value, Best's Agent Guide, Western Annuity Guide, Comparative Annuity Reports; and other publications such as the Wall Street Journal, Barron's, Investor's Daily, and Standard & Poor's Outlook. In addition, Variable Annuity Research & Data Service (The VARDS Report) is an independent rating service that ranks over 500 variable annuity funds based upon total return performance. These rating services and publications rank the performance of the underlying Mutual Funds against all underlying Mutual Funds over specified periods and against underlying mutual funds in specified categories. The rankings may or may not include the effects of sales or other charges.

       The Company is also ranked and rated by independent financial rating services, among which are Moody's, Standard & Poor's and A.M. Best Company. The purpose of these ratings is to reflect the financial

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

strength or claims-paying ability of the Company. The ratings are not intended to reflect the investment experience or financial strength of the Variable Account. The Company may advertise these ratings from time to time. In addition, the Company may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend the Company or the Contracts. Furthermore, the Company may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

       The Company may from time to time advertise several types of historical performance for the sub-accounts of the Variable Account. The Company may advertise for the sub-accounts standardized "average annual total return," calculated in a manner prescribed by the Securities and Exchange Commission, and nonstandardized "total return". "Average annual total return" will show the percentage rate of return of a hypothetical initial investment of $1,000 for at least the most recent one, five and ten year period, or for a period covering the time the underlying Mutual Fund held in the sub-account has been in existence, if the underlying Mutual Fund has not been in existence for one of the prescribed periods. This calculation reflects the deduction of all applicable charges made to the Contracts except for premium taxes, which may be imposed by certain states.

       Nonstandardized "total return" will be calculated in a similar manner and for the same time periods as the average annual total return except total return will assume an initial investment of $10,000. An assumed initial investment of $10,000 will be used because that figure more closely approximates the size of a typical Contract than does the $1,000 figure used in calculating the standardized average annual total return quotations.

       For those underlying Mutual Funds which have not been held as sub-accounts within the Variable Account for a quoted period, the standardized average annual total return and nonstandardized total return quotations will show the investment performance such underlying Mutual Funds would have achieved (reduced by the applicable charges) had they been held as sub-accounts within the Variable Account for the period quoted.

ALL PERFORMANCE INFORMATION AND COMPARATIVE MATERIAL ADVERTISED BY THE COMPANY IS HISTORICAL IN NATURE AND IS NOT INTENDED TO REPRESENT OR GUARANTEE FUTURE RESULTS. AN ANNUITANT'S CONTRACT VALUE AT REDEMPTION MAY BE MORE OR LESS THAN ORIGINAL COST.

                                LEGAL PROCEEDINGS

       There are no material legal proceedings, other than ordinary routine litigation incidental to the business to which the Company and the Variable Account are parties or to which any of their property is the subject.

       The General Distributor, Nationwide Financial Services, Inc., is not engaged in any litigation of any material nature.

            TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION

                                                                                 PAGE
General Information and History................................................    1
Services.......................................................................    1
Purchase of Securities Being Offered...........................................    1
Underwriters...................................................................    1
Calculations of Performance....................................................    1
Fund Performance Summary.......................................................  N/A
Annuity Payments...............................................................    2
Financial Statements...........................................................    3

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                                   APPENDIX A
                      ANNUITY PAYMENT PERIOD-FIXED ANNUITY

FIRST AND SUBSEQUENT PAYMENTS

       A Fixed Annuity is an annuity with payments which are guaranteed by the Company as to dollar amount during the annuity payment period. The first Fixed Annuity payment will be determined by applying the Contract Value to the applicable Annuity Table in accordance with the Annuity Payment Option elected. This will be done at the Annuitization Date on an age last birthday basis. Fixed Annuity payments after the first will not be less than the first Fixed Annuity payment.

       The Company does not credit discretionary interest to Fixed Annuity payments during the annuity payment period for annuity options based on life contingencies. The Annuitant must rely on the Annuity Tables applicable to the Contracts to determine the amount of such Fixed Annuity payments.

ANNUITY TABLES

       The Annuity Tables contained in the Contracts are based on the 1971 Individual Annuity Mortality Table (set back one year).

ASSUMED INTEREST RATE

       The Annuity Tables contained in the Contracts are based on the 1971 Individual Annuity Mortality Table (set back one year) and an assumed interest rate of 3.5%.

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


                                   APPENDIX B

                               PARTICIPATING FUNDS

Delchester Fund-Institutional Class

Investment Objective: Seeks to provide high current income by investing principally in corporate bonds, and also in U.S. Government securities and commercial paper. This fund invests primarily in high-yield securities (junk bonds) and greater risks may be involved with an investment in the fund than an investment in a mutual fund comprised primarily of investment grade bonds.

Dreyfus A Bonds Plus, Inc.

Investment Objective: The Fund's goal is to provide the maximum amount of current income to the extent consistent with the preservation of capital and the maintenance of liquidity. The Fund invests principally in debt obligations of corporations, the U.S. Government and its agencies and instrumentalities, and major U.S. banking institutions. The Fund's investment objective cannot be changed without approval by the holders of a majority (as defined in the Investment Company Act of 1940) of the Fund's outstanding voting shares. There can be no assurance that the Fund's investment objective will be achieved.

The Dreyfus Third Century Fund, Inc.

Investment Objective: Primarily seeks to provide capital growth through equity investment in companies that, in the opinion of the Fund's management, not only meet traditional investment standards but which also show evidence that they conduct their business, in a manner that contributes to the enhancement of the quality of life in America. Current income is secondary to the primary goal.

The Evergreen Total Return Fund

Investment Objective: Seeks to achieve a return consisting of current income and capital appreciation in the value of its shares. The emphasis on current income and capital appreciation will be relatively equal although, over time, changes in the outlook for market conditions and the level of interest rates will cause the fund to vary its emphasis between these two elements in its search for the optimum return for its shareholders. The fund seeks to achieve its investment objective through investments in common stocks, preferred stocks, securities convertible into or exchangeable for common stocks and fixed income securities. The fund may also write covered call options.

Fidelity Asset Manager(TM)

Investment Objective: Seeks high total return with reduced risk over the long term by allocating its assets among stocks, bonds and short-term instruments.

Fidelity Equity-Income Fund

Investment Objective: Seeks to obtain reasonable income from a portfolio consisting primarily of income-producing equity securities. The fund seeks a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500 Composite Stock Price index. In addition, consistent with the above objective, in managing its portfolio, the fund will consider the potential for achieving capital appreciation.

Fidelity Magellan(R) Fund

Investment Objective: Seeks capital appreciation by investing primarily in common stock and securities convertible into common stock. Up to 20% of the fund's assets may also be invested in debt securities of all types and qualities issued by foreign and domestic issuers if the fund's management believes that doing so will result in capital appreciation. No emphasis is placed on dividend income except when the fund's management believes that this income will have a favorable influence on the market value of the security. Because the fund has no limitation on the quality of debt securities in which it may invest, the debt securities in its portfolio may be of poor quality and may present the risk of default or may be in default.

Fidelity Puritan Fund

Investment Objective: Seeks to obtain as much income as possible, consistent with the preservation and conservation of capital, by investing in a broadly diversified portfolio of high-yielding securities, including common stocks, preferred stocks, and bonds. While emphasis on income is an important objective, this does not preclude growth in capital since some securities offering a better than average yield may also possess some growth possibilities.

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Janus Twenty Fund

Investment Objective: Seeks growth of capital in a manner consistent with the preservation of capital. Under normal conditions, the Fund will concentrate its investments in a core position of 20-30 common stocks. However, the percentage of the Fund's assets invested in common stocks will vary, depending upon its investment adviser's opinion of prevailing market, financial and economic conditions. Consequently, the Fund may at times hold substantial positions in cash, or interest bearing securities.

MFS(R) World Governments Fund

Investment Objective: To seek not only preservation, but also growth of capital, together with moderate current income through a professionally managed internationally diversified portfolio consisting primarily of debt securities and, to a lesser extent, equity securities. The fund is designed for investors who wish to diversify their investments beyond the United States and who are prepared to accept the risks entailed in such investments which may be higher than those associated with certain U.S. Investments.

Nationwide(R) Bond Fund

Investment Objective: Seeks to generate a high level of income consistent with capital preservation through investments in high quality bonds and other fixed income securities. Through investment in long-term income obligations, including corporate debt securities, United States and Canadian government obligations and commercial paper, this fund seeks to serve those who are less willing to accept the greater risk and higher volatility of a common stock portfolio.

Nationwide(R) Fund

Investment Objective: Seeks to obtain a reasonable current income on invested capital and possible growth of such income through timely investments in common stocks, convertible issues or bonds. Major emphasis in the selection of investments for this fund is placed on securities which will provide a reasonable current return. Though growth of capital considerations is secondary, an effort is made to select those securities which, while paying a reasonable current return, also hold some promise of long-term growth as well as possibilities of growth of income.

Nationwide(R) Growth Fund

Investment Objective: Seeks to achieve reasonable growth of capital through selective participation in the long-term progress of business without emphasis on current return on invested capital. Major emphasis in the selection of securities for this fund is placed on strong companies which have capable management, and are in fields where social and economic trends, technical developments and new processes or products indicate greater than average growth.

Nationwide(R) Money Market Fund

Investment Objective: Seeks to provide as high a level of current income as is consistent with the preservation of capital and maintenance of liquidity, through a diversified portfolio of high quality money market instruments maturing in one year or less.

Neuberger & Berman Guardian Fund, Inc.

Investment Objective: Seeks capital appreciation through investments generally in dividend-paying issues of established companies that its investment officers believe are well managed. The emphasis of the Fund's investments is on common stock. The Fund diversifies its holdings among different industries and different companies in light of conditions prevailing at any given time. Current income is a secondary objective.

Neuberger & Berman Limited Maturity Bond Fund

Investment Objective: Seeks highest current income consistent with low risk to principal and liquidity. The Fund invests in a diversified portfolio of short-to intermediate-term debt securities and other debt securities with special features producing similar price characteristics. Total return is a secondary objective.

Neuberger & Berman Partners Fund, Inc.

Investment Objective: Seeks capital growth. The fund invests in securities solely on the basis of management's evaluation of their investment merit and potential for growth using a value-oriented approach to the selection of individual securities. The fund's management believes that the fund is an attractive investment vehicle for conservative investors who are interested in long-term appreciation from stock investments, but who have a low tolerance for risk.

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Oppenheimer Global Fund

Investment Objective: Seeks capital appreciation. The fund emphasizes investment in foreign and domestic securities considered by the fund's investment manager to have appreciation possibilities, primarily common stocks or securities having investment characteristics of common stocks (such as convertible securities) of "growth-type" companies. As a matter of fundamental policy, under normal market conditions, the fund will invest its total assets in securities of issuers traded in markets in at least three different countries (which may include the United States). The portfolio may also emphasize securities of cyclical industries and "special situations" when the fund's manager believes that they present opportunities for capital growth. The remainder of the fund's invested assets will be invested in securities for liquidity purposes.

Peoples Index Fund, Inc.

Investment Objective: Seeks to provide investment results that correspond to the price and yield performance of publicly-traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index. The fund's investment objective cannot be changed without approval by the holders of a majority of the fund's outstanding voting shares.

Phoenix Balanced Fund Series

Investment Objective: The Fund seeks reasonable income, long-term capital growth and conservation of capital. It is intended that the Fund will invest in common stocks and fixed income securities, with emphasis on income-producing securities which appear to have some potential for capital enhancement.

Strong Total Return Fund, Inc.

Investment Objective: Seeks a combination of income and capital appreciation which will produce the highest total return while assuming reasonable risks. "Reasonable risks" refers to the advisor's judgment that the risks of investing in the securities in the Total Return Fund's portfolio are no greater than normal. The Total Return Fund invests in common stocks and other equity-type securities; corporate bonds, debentures, and notes; and short-term money market instruments. Common stocks may be either growth or income oriented. Other equity-type securities are limited to convertible bonds, preferred stocks, warrants, and convertible preferred shares. Short-term money market instruments include U.S. Treasury obligations, bank certificates of deposit, commercial paper, and variable-rate master demand notes (floating-rate debt instruments without a fixed maturity). The Total Return Fund may also invest in debt securities issued or guaranteed by the U.S. government and its agencies or instrumentalities.

Templeton Foreign Fund

Investment Objective: Seeks long-term capital growth through a flexible policy of investing in stocks and debt obligations of companies and governments outside the United States. Any income realized will be incidental.

Twentieth Century Growth Investors

Investment Objective: Seeks capital growth through investment in securities which the management considers to have better than average prospects for appreciation of value. The fund's investment approach identifies companies with accelerating earnings and revenues. As part of its strategy, the fund remains essentially fully invested in stocks at all times.

Twentieth Century International Equity Fund

Investment Objective: Seeks capital growth by investing in an international portfolio of common stocks, primarily in developed markets; stocks considered by the investment manager to have prospects for appreciation. The fund will invest primarily in common stocks (defined to include depository receipts for common stocks) and other equity equivalents of such companies.

Twentieth Century Ultra Investors

Investment Objective: The investment objective of the fund is to seek capital growth by investing primarily in common stocks that are considered by management to have better-than-average prospects for appreciation.

Twentieth Century U.S. Governments Short-Term

Investment Objective: To seek current income and limited price volatility by maintaining an average weighted portfolio maturity of four years or less. U.S. Governments invests in securities of the United States government and its agencies.

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

                       STATEMENT OF ADDITIONAL INFORMATION
                               DECEMBER 1, 1995


              INDIVIDUAL DEFERRED VARIABLE ANNUITY CONTRACTS ISSUED
                     BY THE NATIONWIDE VA SEPARATE ACCOUNT-B
                OF NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY


       This Statement of Additional Information is not a prospectus. It contains information in addition to and more detailed than set forth in the Prospectus and should be read in conjunction with the Prospectus dated December 1, 1995. The Prospectus may be obtained from Nationwide Life and Annuity Insurance Company by writing P.O. Box 16609, Columbus, Ohio 43216-6609, or calling 1-800-243-6295, TDD 1-800-238-3035.


                                TABLE OF CONTENTS

                                                                                  PAGE
General Information and History.................................................    1
Services........................................................................    1
Purchase of Securities Being Offered............................................    1
Underwriters....................................................................    1
Calculations of Performance.....................................................    1
Fund Performance Summary........................................................  N/A
Annuity Payments................................................................    2
Financial Statements............................................................    3

GENERAL INFORMATION AND HISTORY

       The Nationwide VA Separate Account-B is a separate investment account of Nationwide Life and Annuity Insurance Company ("Company"). On April 7, 1988, ownership of the Company changed from Nationwide Mutual Insurance Company to Nationwide Life Insurance Company. The Company is a member of the Nationwide Insurance Enterprise and all of the Company's common stock is owned entirely by Nationwide Life Insurance Company. The common stock of Nationwide Life Insurance Company is owned by Nationwide Corporation. Nationwide Corporation is a holding company. All of the common stock of Nationwide Corporation is held by Nationwide Mutual Insurance Company (95.3%) and Nationwide Mutual Fire Insurance Company (4.7%).

SERVICES

       The Company, which has responsibility for administration of the Contracts and the Variable Account, maintains records of the name, address, taxpayer identification number, and other pertinent information for each Annuitant and the number and type of Contracts issued to each such Annuitant and records with respect to the Contract Value of each Contract.

       The Custodian of the assets of the Variable Account is the Company. The Company will maintain a record of all purchases and redemptions of shares of the underlying Mutual Funds.

       The financial statements have been included herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, Two Nationwide Plaza, Columbus, Ohio 43215, and upon the authority of said firm as experts in accounting and auditing.

PURCHASE OF SECURITIES BEING OFFERED

       The Contracts will be sold by licensed insurance agents in the states where the Contracts may be lawfully sold. Such agents will be registered representatives of broker-dealers registered under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. ("NASD").

UNDERWRITERS

       The Contracts, which are offered continuously, are distributed by Nationwide Financial Services, Inc. ("NFS"), One Nationwide Plaza, Columbus, Ohio 43216, an affiliate of the Company. No underwriting commissions have been paid by the Company to NFS.

CALCULATIONS OF PERFORMANCE

       Any current yield quotations of the Nationwide Money Market Fund sub-account, subject to Rule 482 of the Securities Act of 1933, shall consist of a seven calendar day historical yield, carried at least to the nearest hundredth of a percent. The yield shall be calculated by determining the net change, exclusive of capital changes, in the value of hypothetical pre-existing account having a balance of one accumulation unit at the

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

beginning of the base period, subtracting a hypothetical charge reflecting deductions from Annuitants' accounts, and dividing the net change in account value by the value of the account at the beginning of the period to obtain a base period return, and multiplying the base period return by (365/7) or (366/7) in a leap year. The Nationwide Money Market Fund sub-account's effective yield is computed similarly but includes the effect of assumed compounding on an annualized basis of the current unit value yield quotations of the Fund.

       The Nationwide Money Market Fund sub-account's yield and effective yield will fluctuate daily. Actual yields will depend on factors such as the type of instruments in the Fund's portfolio, portfolio quality and average maturity, changes in interest rates, and the Fund's expenses. Although the sub-account determines its yield on the basis of a seven calendar day period, it may use a different time period on occasion. The yield quotes may reflect the expense limitation described "Investment Manager and Other Services" in the Fund's Statement of Additional Information. There is no assurance that the yields quoted on any given occasion will remain in effect for any period of time and there is no guarantee that the net asset values will remain constant. It should be noted that an Annuitant's investment in the Nationwide Money Market Fund sub-account is not guaranteed or insured. Yield of other money market funds may not be comparable if a different base period or another method of calculation is used.

       All performance advertising shall also include quotations of standardized average annual total return, calculated in accordance with a standard method prescribed by rules of the Securities and Exchange Commission, to facilitate comparison with standardized average annual total return advertised for a specific period is found by first taking a hypothetical $1,000 investment in each of the sub-accounts' units on the first day of the period at the offering price, which is the Accumulation Unit Value per unit ("initial investment") and computing the ending redeemable value ("redeemable value") of that investment at the end of the period. The redeemable value is then divided by the initial investment and this quotient is taken to the Nth root (N represents the number of years in the period) and 1 is subtracted from the result which is then expressed as a percentage, carried to at least the nearest hundredth of a percent. Standardized average annual total return reflects the deduction of 1.45% Mortality, Expense Risk and Administration Charge. No deduction is made for premium taxes which may be assessed by certain states. Nonstandardized total return may also be advertised, and is calculated in a manner similar to standardized average annual total return except the nonstandardized total return is based on a hypothetical initial investment of $10,000. An assumed initial investment of $10,000 will be used because that figure more closely approximates the size of a typical Contract than does the $1,000 figure used in calculating the standardized average annual total return quotations.

       The standardized average annual total return and nonstandardized average annual total return quotations will be current to the last day of the calendar quarter preceding the date on which an advertisement is submitted for publication. Both the standardized average annual return and the nonstandardized average annual total return will be based on rolling calendar quarters and will cover periods of one, five, and ten years, or a period covering the time the underlying Mutual Fund held in the sub-account has been in existence, if the underlying Mutual Fund has not been in existence for one of the prescribed periods. For those underlying Mutual Funds which have not been held as sub-accounts within the Variable Account for one of the quoted periods, the average annual total return and nonstandardized total return quotations will show the investment performance such underlying Mutual Funds would have achieved (reduced by the applicable charges) had they been held as sub-accounts within the Variable Account for the period quoted.

       Quotations of average annual total return and total return are based upon historical earnings and will fluctuate. Any quotation of performance, therefore, would not be considered a guarantee of future performance. Factors affecting a sub-account's performance include general market conditions, operating expenses and investment management. An Annuitant's account when redeemed may be more or less than original cost.

ANNUITY PAYMENTS

         See "Frequency and Amount of Annuity Payments" located in the prospectus.

                                    26 of 68

                         INDEPENDENT AUDITORS' REPORT


The Board of Directors
Financial Horizons Life Insurance Company:


We have audited the accompanying balance sheets of Financial Horizons Life Insurance Company (a wholly owned subsidiary of Nationwide life Insurance Company) as of December 31,1994 and 1993, and the related statements of income, shareholder's equity and cash flows for each of the years in the three-year period ended December 31,1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Horizons Life Insurance Company as of December 31,1994 and 1993, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31,1994, in conformity with generally accepted accounting principles.

As discussed in note 2 to the financial statements, in 1994 the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities.

In 1993, the Company adopted the provisions of SFAS No. 109, Accounting for Income Taxes and SFAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions.


                                                          KPMG Peat Marwick LLP



Columbus, Ohio
February 27, 1995

                                   27 of 68

                   FINANCIAL HORIZONS LIFE INSURANCE COMPANY
        (a wholly owned subsidiary of Nationwide Life Insurance Company)

                                 Balance Sheets

                           December 31, 1994 and 1993
                                (000's omitted)

                                     Assets                                                1994              1993
                                     ------                                           ---------------     -------------
Investments (notes 5, 8 and 9):
   Securities available-for-sale, at fair value:
      Fixed maturities (cost $427,874 in 1994)                                             $413,764              -
      Equity securities (cost $9,543 in 1994; $527 in 1993)                                   9,411               585
   Fixed maturities held-to-maturity, at amortized cost (fair value $78,690
      in 1994; $479,587 in 1993)                                                             82,631           456,539
   Mortgage loans on real estate                                                             95,281            91,463
   Real estate                                                                                1,802             1,211
   Policy loans                                                                                  79              -
   Short-term investments (note 13)                                                             365             1,772
                                                                                      ---------------     -------------
                                                                                            603,333           551,570
                                                                                      ---------------     -------------

Accrued investment income                                                                     8,041             7,291
Deferred policy acquisition costs                                                            41,540            32,651
Deferred Federal income tax                                                                   1,923              -
Other assets                                                                                    270               144
Assets held in Separate Accounts (note 8)                                                   177,933           134,383
                                                                                      ---------------     -------------
                                                                                           $833,040           726,039
                                                                                      ===============     =============

                      Liabilities and Shareholder's Equity
                      ------------------------------------

Future policy benefits and claims (notes 6 and 8)                                           583,188           527,231
Accrued Federal income tax (note 7):

   Current                                                                                       10               264
   Deferred                                                                                     -                 334
                                                                                      ---------------     -------------
                                                                                                 10               598
                                                                                      ---------------     -------------

Other liabilities                                                                             4,663             5,168
Liabilities related to Separate Accounts (note 8)                                           177,933           134,383
                                                                                      ---------------     -------------
                                                                                            765,794           667,380
                                                                                      ---------------     -------------

Shareholder's equity (notes 3, 4 and 12):
   Capital shares, $40 par value.  Authorized 66 shares (100 shares in 1993),
      issued and outstanding 66 shares                                                        2,640             2,640
   Paid-in additional capital                                                                52,960            43,960
   Unrealized gains (losses) on securities available-for-sale, net of adjustment to deferred policy acquisition costs of $8,546 ($0 in 1993) and deferred
      Federal income tax benefit of $1,994 ($20 expense in 1993)                             (3,703)               38
   Retained earnings                                                                         15,349            12,021
                                                                                      ---------------     -------------
                                                                                             67,246            58,659
Commitments (note 9)                                                                  ---------------     -------------
                                                                                           $833,040           726,039
                                                                                      ===============     =============





See accompanying notes to financial statements.








                                   28 of 68

                   FINANCIAL HORIZONS LIFE INSURANCE COMPANY
        (a wholly owned subsidiary of Nationwide Life Insurance Company)

                              Statements of Income

                  Years ended December 31, 1994, 1993 and 1992
                                (000's omitted)

                                                                           1994              1993             1992
                                                                      ---------------     -------------      ----------
Revenues (note 14):
   Traditional life insurance premiums                                    $     311                85               93
   Universal life and investment product policy charges                       3,601             2,345            1,055
   Net investment income (note 5)                                            45,030            40,477           32,726
   Realized gains (losses) on investments (note 5)                             (625)              420              374
                                                                      ---------------     -------------      -----------
                                                                             48,317            43,327           34,248
                                                                      ---------------     -------------      -----------
Benefits and expenses:
   Benefits and claims                                                       29,870            29,439           25,242
   Amortization of deferred policy acquisition costs                          6,940             4,128            1,737
   Other operating costs and expenses                                         6,320             5,424            4,264
                                                                      ---------------     -------------      -----------
                                                                             43,130            38,991           31,243
                                                                      ---------------     -------------      -----------
          Income before Federal income tax and cumulative
            effect of changes in accounting principles                        5,187             4,336            3,005
                                                                      ---------------     -------------      -----------
Federal income tax (note 7):
   Current expense                                                            2,103             1,982              504
   Deferred (benefit) expense                                                  (244)             (630)             501
                                                                      ---------------     -------------      -----------
                                                                              1,859             1,352            1,005
                                                                      ---------------     -------------      -----------

          Income before cumulative effect of changes in
            accounting principles                                             3,328             2,984            2,000

Cumulative effect of changes in accounting principles,
   net of tax (note 3)                                                          -                (514)             -
                                                                      ---------------     -------------      -----------
          Net income                                                       $  3,328             2,470            2,000
                                                                      ===============     =============      ===========





See accompanying notes to financial statements.







                                   29 of 68

                   FINANCIAL HORIZONS LIFE INSURANCE COMPANY
        (a wholly owned subsidiary of Nationwide Life Insurance Company)

                       Statements of Shareholder's Equity

                  Years ended December 31, 1994, 1993 and 1992
                                (000's omitted)

                                                                        Unrealized
                                                                      gains (losses)
                                                        Paid-in       on securities                             Total
                                        Capital       additional      available-for-        Retained        shareholder's
                                         shares         capital         sale, net           earnings           equity
                                    -------------    ------------    ----------------     ------------    -----------------
1992:
   Balance, beginning of year          $   2,640          43,960              -                 7,551              54,151
   Net income                                -               -                -                 2,000               2,000
   Unrealized gains on equity
     securities, net of deferred
     Federal income tax                      -               -                    21               -                   21
                                    -------------    ------------    ----------------     ------------    -----------------
   Balance, end of year                $   2,640          43,960                  21            9,551              56,172
                                    =============    ============    ================     ============    =================

1993:
   Balance, beginning of year              2,640          43,960                  21            9,551              56,172
   Net income                                -               -                -                 2,470               2,470
   Unrealized gains on equity
     securities, net of deferred
     Federal income tax                      -               -                    17               -                   17
                                    -------------    ------------    ----------------     ------------    -----------------
   Balance, end of year                $   2,640          43,960                  38           12,021              58,659
                                    =============    ============    ================     ============    =================

1994:
   Balance, beginning of year              2,640          43,960                  38           12,021              58,659
   Capital contributions                     -             9,000              -                    -                9,000
   Net income                                -               -                -                 3,328               3,328
   Adjustment for change in
     accounting for certain investments
     in debt and equity securities, net of
     adjustment to deferred policy
     acquisition costs and deferred
     Federal income tax (note 3)             -               -                 4,698               -                4,698
  Unrealized losses on securities
     available-for-sale, net of
     adjustment to deferred policy
     acquisition costs and deferred
     Federal income tax                      -               -                (8,439)              -               (8,439)
                                    -------------    ------------    -----------------    ------------    -----------------
  Balance, end of year                 $   2,640          52,960              (3,703)          15,349              67,246
                                    =============    ============    =================    ============    =================





See accompanying notes to financial statements.








                                   30 of 68

                   FINANCIAL HORIZONS LIFE INSURANCE COMPANY
        (a wholly owned subsidiary of Nationwide Life Insurance Company)

                            Statements of Cash Flows

                  Years ended December 31, 1994, 1993 and 1992
                                (000's omitted)


                                                                               1994             1993             1992
                                                                        ---------------      ----------      ------------
 Cash flows from operating activities:
   Net income                                                                $   3,328            2,470            2,000
   Adjustments to reconcile net income to net cash provided by (used in)
     operating activities:
       Capitalization of deferred policy acquisition costs                      (7,283)         (10,351)         (11,512)
       Amortization of deferred policy acquisition costs                         6,940            4,128            1,737
       Amortization and depreciation                                               473              660              (32)
       Realized losses (gains) on invested assets, net                             625             (420)            (374)
       Deferred Federal income tax (benefit) expense                              (244)            (784)              501
       Increase in accrued investment income                                      (750)          (1,078)           (1,799)
       (Increase) decrease in other assets                                        (126)             326               269
       Increase (decrease) in policyholder account balances                        926             (202)              288
       Decrease (increase) in accrued Federal income tax payable                  (254)             666              (452)
       Decrease (increase) in other liabilities                                   (505)           2,843             1,104
                                                                        -----------------   -------------     -------------
         Net cash provided by (used in) operating activities                     3,130           (1,742)           (8,270)
                                                                        -----------------   -------------     -------------

 Cash flows from investing activities:
   Proceeds from maturity of securities available-for-sale                      24,850           -                -
   Proceeds from sale of securities available-for-sale                          13,170              134           -
   Proceeds from maturity of fixed maturities held-to-maturity                   8,483           28,829            6,734
   Proceeds from sale of fixed maturities                                         -               2,136           23,515
   Proceeds from repayments of mortgage loans on real estate                     5,733            3,804            1,100
   Proceeds from repayments of policy loans                                          2                2           -
   Cost of securities available-for-sale acquired                              (94,130)            (661)          -
   Cost of fixed maturities held-to maturity acquired                          (15,544)        (100,671)        (155,804)
   Cost of mortgage loans on real estate acquired                              (11,000)         (31,200)         (21,000)
   Cost of real estate acquired                                                    (52)              (2)            (901)
   Policy loans issued                                                             (80)              (2)          -
                                                                         ----------------    ------------    -------------
         Net cash used in investing activities                                 (68,568)         (97,631)        (146,356)
                                                                         ----------------    ------------    -------------
 Cash flows form financing activities:
   Proceeds from capital contribution                                            9,000           -                -
   Increase in universal life and investment product account balances           95,254          127,050          170,818
   Decrease in universal life and investment product account balances          (40,223)         (33,159)         (16,778)
                                                                         ----------------    ------------    -------------
         Net cash provided by financing activities                              64,031           93,891          154,040
                                                                         ----------------    ------------    -------------

 Net decrease in cash and cash equivalents                                      (1,407)          (5,482)            (586)

 Cash and cash equivalents, beginning of year                                    1,772            7,254            7,840
                                                                         ----------------    ------------    -------------
 Cash and cash equivalents, end of year                                     $      365            1,772            7,254
                                                                         ================    ============    =============





See accompanying notes to financial statements.







                                   31 of 68

                   FINANCIAL HORIZONS LIFE INSURANCE COMPANY
        (a wholly owned subsidiary of Nationwide Life Insurance Company)

                         Notes to Financial Statements

                        December 31, 1994, 1993 and 1992
                                (000's omitted)

(1)      Organization and Description of Business
         ----------------------------------------

         Financial Horizons Life Insurance Company (the Company) is a wholly owned subsidiary of Nationwide Life Insurance Company (NLIC).

         The Company is a life insurer licensed in 41 states and the District of Columbia. The Company sells primarily fixed and variable rate annuities through banks and other financial institutions. In addition, the Company sells universal life and other interest-sensitive life products and is subject to competition from other insurers throughout the United States. The Company is subject to regulation by the Insurance Departments of states in which it is licensed, and undergoes periodic examinations by those departments.

         The following is a description of the most significant risks facing life insurers and how the Company mitigates those risks:

            LEGAL/REGULATORY RISK is the risk that changes in the legal or regulatory environment in which an insurer operates will create additional expenses not anticipated by the insurer in pricing its products. That is, regulatory initiatives designed to reduce insurer profits, new legal theories or insurance company insolvencies through guaranty fund assessments may create costs for the insurer beyond those recorded in the financial statements. The Company mitigates this risk by operating throughout the United States, thus reducing its exposure to any single jurisdiction, and also by employing underwriting practices which identify and minimize the adverse impact of this risk.

            CREDIT RISK is the risk that issuers of securities owned by the Company or mortgagors on mortgage loans on real estate owned by the Company will default. The Company minimizes this risk by adhering to a conservative investment strategy, by maintaining sound credit and collection policies and by providing for any amounts deemed uncollectible.

            INTEREST RATE RISK is the risk that interest rates will change and cause a decrease in the value of an insurer's investments. This change in rates may cause certain interest-sensitive products to become uncompetitive or may cause disintermediation. The
            Company mitigates this risk by charging fees for non-conformance with certain policy provisions, by offering products that transfer this risk to the purchaser, and/or by attempting to match the maturity schedule of its assets with the expected payouts of its liabilities. To the extent that liabilities come due more quickly than assets mature, an insurer would have to borrow funds or sell assets prior to maturity and potentially recognize a gain or loss.

(2)      Summary of Significant Accounting Policies
         ------------------------------------------

         The significant accounting policies followed by the Company that materially affect financial reporting are summarized below. The accompanying financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) which differ from statutory accounting practices prescribed or permitted by regulatory authorities. See note 4.

         In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and revenues and expenses for the period. Actual results could differ significantly from those estimates.

         The estimates susceptible to significant change are those used in determining the liability for future policy benefits and claims and those used in determining valuation allowances for mortgage loans on real estate and real estate. Although some variability is inherent in these estimates, management believes the amounts provided are adequate.







                                   32 of 68

                   FINANCIAL HORIZONS LIFE INSURANCE COMPANY
        (a wholly owned subsidiary of Nationwide Life Insurance Company)

                    Notes to Financial Statements, Continued



(a) Valuation of Investments and Related Gains and Losses
    -----------------------------------------------------

    Prior to January 1, 1994, the Company classified fixed maturities in accordance with the then existing accounting standards, and accordingly, fixed maturity securities were carried at amortized cost, adjusted for amortization of premium or discount, since the Company had both the ability and intent to hold these securities until maturity. Equity securities were carried at fair value with the unrealized gains and losses, net of deferred Federal income tax, reported as a separate component of shareholder's equity.

    In May 1993, the Financial Accounting Standards Board (FASB) issued STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO.115- ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES (SFAS 115). SFAS 115 requires fixed maturities and equity securities to be classified as either held-to-maturity, available-for-sale, or trading. The Company has no trading securities. The Company adopted SFAS 115 as of January 1, 1994, with no effect on net income. See note 3 regarding the effect on shareholder's equity.

    Fixed maturity securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity and are stated at amortized cost. Fixed maturity securities not classified as held-to-maturity and all equity securities are classified as available-for-sale and are stated at fair value, with the unrealized gains and losses, net of adjustments to deferred policy acquisition costs and deferred Federal income tax, reported as a separate component of shareholder's equity. The adjustment to deferred policy acquisition costs represents the change in amortization of deferred policy acquisition costs that would have been required as a charge or credit to operations had such unrealized amounts been realized.

    Mortgage loans on real estate are carried at the unpaid principal balance less valuation allowances. The Company provides valuation allowances for impairments of mortgage loans on real estate based on a review by portfolio managers. Loans in foreclosure and loans considered in-substance foreclosed as of the balance sheet date are placed on non-accrual status and written down to the fair value of the existing property to derive a new cost basis. Real estate is carried at cost less accumulated depreciation and valuation allowances.

    Realized gains and losses on the sale of investments are determined on the basis of specific security identification. Estimates for valuation allowances and other than temporary declines are included in realized gains and losses on investments.

    In May, 1993, the FASB issued STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 114 - ACCOUNTING BY CREDITORS FOR IMPAIRMENT OF A LOAN (SFAS 114). SFAS 114, which was amended by STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 118 - ACCOUNTING BY CREDITORS FOR IMPAIRMENT OF A LOAN - INCOME RECOGNITION AND DISCLOSURE in October, 1994, requires the measurement of impaired loans be based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The impact on the financial statements of adopting SFAS 114 as amended is not expected to be material. Previously issued financial statements shall not be restated. The Company will adopt SFAS 114 as amended in 1995.

(b) Revenues and Benefits
    ---------------------

    TRADITIONAL LIFE INSURANCE PRODUCTS: Traditional life insurance products include those products with fixed and guaranteed premiums and benefits and consist primarily of certain annuities with life contingencies. Premiums for traditional life insurance products are recognized as revenue when due and collected. Benefits and expenses are associated with earned premiums so as to result in recognition of profits over the life of the contract. This association is accomplished by the provision for future policy benefits.












                                   33 of 68

                   FINANCIAL HORIZONS LIFE INSURANCE COMPANY
        (a wholly owned subsidiary of Nationwide Life Insurance Company)

                    Notes to Financial Statements, Continued



    UNIVERSAL LIFE AND INVESTMENT PRODUCTS: Universal life products include universal life, variable universal life and other interest-sensitive life insurance policies. Investment products consist primarily of individual deferred annuities and immediate annuities without life contingencies. Revenues for universal life and investment products consist of cost of insurance, policy administration and surrender charges that have been earned and assessed against policy account balances during the period. Policy benefits and claims that are charged to expense include benefits and claims incurred in the period in excess of related policy account balances and interest credited to policy account balances.

(c) Deferred Policy Acquisition Costs
    ---------------------------------

    The costs of acquiring new business, principally commissions, certain expenses of the policy issue and underwriting department and certain variable selling expenses have been deferred for universal life and investment products. Deferred policy acquisition costs are being amortized with interest over the lives of the policies in relation to the present value of estimated future gross profits from projected interest margins, cost of insurance, policy administration and surrender charges. For years in which gross profits are negative, deferred policy acquisition costs are amortized based on the present value of gross revenues. Beginning January 1, 1994, deferred policy acquisition costs are adjusted to reflect the impact of unrealized gains and losses on fixed maturity securities available-for-sale. See note 2(a).

(d) Separate Accounts
    -----------------

    Separate Account assets and liabilities represent contractholders' funds which have been segregated into accounts with specific investment objectives. The investment income and gains or losses of these accounts accrue directly to the contractholders. The activity of the Separate Accounts is not reflected in the statements of income and cash flows except for the fees the Company receives for administrative services and risks assumed.

(e) Future Policy Benefits
    ----------------------

    Future policy benefits for annuity policies in the accumulation phase, universal life and variable universal life policies have been calculated based on participants' contributions plus interest credited less applicable contract charges.

(f) Federal Income Tax
    ------------------

    The Company files a consolidated Federal income tax return with Nationwide Mutual Insurance Company.

    In 1993, the Company adopted STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 109 - ACCOUNTING FOR INCOME TAXES, which required a change from the deferred method of accounting for income tax of APB Opinion 11 to the asset and liability method of accounting for income tax. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce the deferred tax assets to the amounts expected to be realized.

    Prior to 1993, the Company applied the deferred method of accounting for income tax which recognized deferred income tax for income and expense items that are reported in different years for financial reporting purposes and income tax purposes using the tax rate applicable for the year of calculation. Under the deferred method, deferred tax is not adjusted for subsequent changes in tax rates. See note 7.

    The Company has reported the cumulative effect of the change in method of accounting for income tax in the 1993 statement of income. See note 3.




                                   34 of 68

                   FINANCIAL HORIZONS LIFE INSURANCE COMPANY
        (a wholly owned subsidiary of Nationwide Life Insurance Company)

                    Notes to Financial Statements, Continued



        (g) Reinsurance Ceded
            -----------------

            Reinsurance premiums ceded and reinsurance recoveries on benefits and claims incurred are deducted from the respective income and expense accounts.

        (h) Cash Equivalents
            ----------------

            For purposes of the statements of cash flows, the Company considers all short-term investments with original maturities of three months or less to be cash equivalents.

        (i) Reclassification
            ----------------

            Certain items in the 1993 and 1992 financial statements have been reclassified to conform to the 1994 presentation.

(3)     Changes in Accounting Principles
        --------------------------------

        Effective January 1, 1994, the Company changed its method of accounting for certain investments in debt and equity securities in connection with the issuance of a new accounting standard by the FASB as described in Note 2(a). As of January 1, 1994, the Company classified fixed maturity securities with amortized cost and fair value of $380,974 and $399,556, respectively, as available-for-sale and recorded the securities at fair value. Previously, these securities were recorded at amortized cost. The effect as of January 1, 1994, has been recorded as a direct credit to shareholder's equity as follows:

           Excess of fair value over amortized cost of fixed
            maturity securities available-for-sale                  $  18,582
           Adjustment to deferred policy acquisition costs            (11,355)
           Deferred Federal income tax                                 (2,529)
                                                                 --------------
                                                                    $   4,698
                                                                 ==============

        During 1993, the Company adopted accounting principles in connection with the issuance of two accounting standards by the FASB. The effect as of January 1, 1993, the date of adoption, has been recognized in the 1993 statement of income as the cumulative effect of changes in accounting principles, as follows:

           Asset/liability method of recognizing income tax (note 7) $ (79) Accrual method of recognizing postretirement benefits other
            than pensions (net of tax benefit of $234), (note 11)          (435)
               Net cumulative effect of changes in accounting
                principles                                              $  (514)
                                                                        =======

(4)     Basis of Presentation
        ---------------------

        The financial statements have been prepared in accordance with GAAP. An Annual Statement, filed with the Department of Insurance of the State of Ohio (the Department), is prepared on the basis of accounting practices prescribed or permitted by such regulatory authority. Prescribed statutory accounting practices include a variety of publicationsof the National Association of Insurance Commissioners
        (NAIC), as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. The Company has no material permitted statutory accounting practices.












                                   35 of 68

                   FINANCIAL HORIZONS LIFE INSURANCE COMPANY
        (a wholly owned subsidiary of Nationwide Life Insurance Company)

                    Notes to Financial Statements, Continued


The following reconciles the statutory net income (loss) as reported to regulatory authorities to net income as shown in the accompanying financial statements:
                                                                                       1994            1993            1992
                                                                                   -----------      ---------      ----------
            Statutory net income (loss)                                                $ 6,173          3,539         (2,092)
            Adjustments to restate to the basis of GAAP:
                  Increase in deferred policy acquisition costs, net                       343          6,223          9,775
                  Future policy benefits                                                (3,587)        (7,401)        (5,217)
                  Deferred Federal income tax benefit (expense)                            244            630           (501)
                  Valuation allowances and other than temporary
                    declines accounted for directly in surplus                            (553)          (440)          (266)
                  Interest maintenance reserve                                              84            476            301
                  Cumulative effect of changes in accounting principles, net of tax        -             (514)         -
                  Other, net                                                               624            (43)         -
                                                                                   -----------     ----------      ---------
                     Net income per accompanying statements of income                  $ 3,328          2,470          2,000
                                                                                   ===========     ==========      =========

The following reconciles the statutory capital shares and surplus as reported to regulatory authorities to shareholder's equity as shown in the accompanying financial statements:
                                                                                      1994            1993            1992
                                                                                   -----------     ----------      ---------
            Statutory capital shares and surplus                                      $ 48,947         35,875         33,723
            Add (deduct) cumulative effect of adjustments:
                  Deferred policy acquisition costs                                     41,540         32,651         26,428
                  Nonadmitted assets                                                       -                2             13
                  Asset valuation reserve                                                3,516          2,152          1,166
                  Interest maintenance reserve                                             629            545             69
                  Future policy benefits                                               (15,106)       (11,518)        (4,117)
                  Deferred Federal income tax, including effect of changes in
                    accounting principles in 1993                                        1,923           (334)        (1,110)
                  Cumulative effect of change in accounting principles for
                     postretirement benefits other than pensions, gross                    -             (669)         -
                  Difference between amortized cost and fair value of fixed
                    maturity securities available-for-sale, gross                      (14,110)            -           -
                  Other, net                                                               (93)           (45)         -
                                                                                   -----------     ----------      ---------
                      Shareholder's equity per accompanying balance sheets             $67,246         58,659         56,172
                                                                                   ===========     ==========      =========

(5)      Investments
         -----------
         An analysis of investment income by investment type follows for the years ended December 31:
                                                                                         1994            1993           1992
                                                                                      -----------     ----------   ---------
            Gross investment income:
               Securities available-for-sale:
                  Fixed maturities                                                    $ 36,720             -           -
                  Equity securities                                                         16             13          -
               Fixed maturities held-to-maturity                                           540         34,023         28,107
               Mortgage loans on real estate                                             8,437          7,082          4,831
               Real estate                                                                 175            167            101
               Short-term                                                                  207            295            398
               Other                                                                        19         -                  20
                                                                                      -----------  ----------      ---------
                       Total investment income                                          46,114         41,580         33,457
            Less: investment expenses                                                    1,084          1,103            731
                                                                                      -----------  -----------     ---------
                       Net investment income                                          $ 45,030         40,477         32,726
                                                                                      ===========  ===========     =========













                                   36 of 68

                   FINANCIAL HORIZONS LIFE INSURANCE COMPANY
        (a wholly owned subsidiary of Nationwide Life Insurance Company)

                    Notes to Financial Statements, Continued


An analysis of the change in gross unrealized gains (losses) on securities available-for-sale and fixed maturities held-to-maturity follows for the years ended December 31:
                                                                     1994            1993             1992
                                                                 ---------        ----------       ----------

           Securities available-for-sale:
              Fixed maturities                                   $(32,692)              -               -
              Equity securities                                      (190)                26            32
           Fixed maturities held-to-maturity                       (8,407)             5,710        (1,906)
                                                                 ---------         ---------       ---------
                                                                 $(41,289)             5,736        (1,874)
                                                                =========          =========       =========


An analysis of realized gains (losses) on investments by investment type follows for the years ended December 31:
                                                                     1994             1993             1992
                                                                 ---------        ----------       ----------

           Realized on disposition of investments:
             Securities available-for-sale:
                Fixed maturities                                   $  260               -               -
             Fixed maturities                                          -                 856            736
             Mortgage loans on real estate                           (332)                 4            (96)
                                                                 ---------        ----------       ----------
                                                                      (72)               860            640
                                                                 ---------        ----------       ----------
           Valuation allowances:
             Mortgage loans on real estate                           (500)              (250)          (110)
             Real estate and other                                    (53)              (190)          (156)
                                                                 ---------        ----------       ----------
                                                                     (553)              (440)          (266)
                                                                 ---------        ----------       ----------
                                                                   $ (625)               420            374
                                                                 =========        ==========       ==========


The amortized cost and estimated fair value of securities available-for-sale were as follow as of December 31, 1994:

                                                                                     Gross           Gross
                                                                  Amortized        unrealized     unrealized        Estimated
                                                                     cost            gains          losses         fair value
                                                                -------------     -----------     ----------     --------------
            Securities available-for-sale
            -----------------------------
             Fixed maturities:
               US Treasury securities and obligations of US
                 government corporations and agencies              $    4,442              92           -               4,534
               Obligations of states and political
                 subdivisions                                             273             -           (21)                252
               Debt securities issued by foreign governments            8,517              15        (452)              8,080
               Corporate securities                                   214,332             518      (7,903)            206,947
               Mortgage-backed securities                             200,310           1,291      (7,650)            193,951
                                                                -------------      ----------     ----------     --------------
                   Total fixed maturities                             427,874           1,916     (16,026)            413,764
             Equity securities                                          9,543              45        (177)              9,411
                                                                -------------      ----------     ----------     --------------
                                                                     $437,417           1,961     (16,203)            423,175
                                                                =============      ==========    ===========     ==============


The amortized cost and estimated fair value of fixed maturity corporate securities held-to-maturity as of December 31, 1994 are $82,631 and $78,690, respectively.  Gross gains of $130 and gross losses of $4,071 are unrealized on these securities.












                                   37 of 68

                                             FINANCIAL HORIZONS LIFE INSURANCE COMPANY
                                 (a wholly owned subsidiary of Nationwide Life Insurance Company)

                                             Notes to Financial Statements, Continued



The amortized cost and estimated fair value of investments in fixed maturity securities were as follows as of December 31, 1993:
                                                                                     Gross           Gross
                                                                  Amortized        unrealized     unrealized        Estimated
                                                                     cost            gains          losses         fair value
                                                                  -----------     -----------     -----------     -----------
               US Treasury securities and obligations of US
                 government corporations and agencies              $   12,630           1,315               -          13,945
               Obligations of states and political subdivisions           275               5               -             280
               Debt securities issued by foreign governments            8,606             393              (19)         8,980
               Corporate securities                                   252,000          13,725             (411)       265,314
               Mortgage-backed securities                             183,028           8,757             (717)       191,068
                                                                  -----------     -----------      -----------     -----------
                                                                     $456,539          24,195           (1,147)       479,587
                                                                  ===========     ===========      ===========     ===========

As of December 31, 1993  unrealized gain on equity securities was $58 before providing for deferred Federal income tax.

The amortized cost and estimated fair value of fixed maturity securities available-for-sale and fixed maturity securities held-to-
maturity as of December 31, 1994, by contractual maturity, are shown below.  Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                                                      Amortized         Estimated
                                                                       cost            fair value
                                                                     ----------         ----------
           Fixed maturity securities available-for-sale
           --------------------------------------------
           Due in one year or less                                    $  25,898             25,970
           Due after one year through five years                        171,126            164,870
           Due after five years through ten years                        30,540             28,973
                                                                     ----------         ----------
                                                                        227,564            219,813
           Mortgage-backed securities                                   200,310            193,951
                                                                     ----------         ----------
                                                                       $427,874            413,764
                                                                     ==========         ==========


           Fixed maturity securities held-to-maturity
           ------------------------------------------
           Due in one year or less                                   $    7,000              6,923
           Due after one year through five years                         41,563             40,381
           Due after five years through ten years                        32,524             30,003
           Due after ten years                                            1,544              1,383
                                                                     ----------         ----------
                                                                      $  82,631             78,690
                                                                     ==========         ==========

Proceeds from the sale of securities available-for-sale during 1994 were $13,170, while proceeds from sales of investments in fixed maturity securities during 1993 were $2,136 ($23,515 in 1992). Gross gains of $373 ($205 in 1993 and $706 in 1992) and gross losses of $73 (none in 1993 and 1992) were realized on those sales.

Real estate is presented at cost less accumulated depreciation of $97 in 1994 ($58 in 1993) and valuation allowancesof $472 in 1994 ($420 in 1993). Other valuation allowances are $860 in 1994 ($360 in 1993) on mortgage loans on real estate.

The Company generally initiates foreclosure proceedings on all mortgage loans on real estate delinquent sixty days. Foreclosures of mortgage loans on real estate were $631 in 1994 ($0 in 1993). No mortgage loans on real estate were in process of foreclosure or in-substance foreclosed as of December 31, 1994 and 1993.

Investments with an amortized cost of $2,786 and $2,785 as of December 31, 1994 and 1993, respectively, were on deposit with various regulatory agencies as required by law.





                                   38 of 68

                   FINANCIAL HORIZONS LIFE INSURANCE COMPANY
        (a wholly owned subsidiary of Nationwide Life Insurance Company)

                    Notes to Financial Statements, Continued



(6)   Future Policy Benefits
      ----------------------

      The liability for future policy benefits for investment products has been established based on policy terms, interest rates and various contract provisions. The average interest rate credited on investment product policies was 5.3%, 6.0% and 6.9% for the years ended December 31, 1994, 1993 and 1992, respectively.

(7)   Federal Income Tax
      ------------------

      The Company adopted Statement of Financial Accounting Standards No. 109 - Accounting for Income Taxes (SFAS 109), as of January 1, 1993. See note
      3. The 1992 financial statements have not been restated to apply the provisions of SFAS 109.

      The significant components of deferred income tax benefit for the years ended December 31 are as follows:


                                                                    1994           1993
                                                                 ----------     ----------
           Deferred income tax expense (exclusive of the
              effects of other components listed below)               $(244)          (666)

           Adjustments to deferred income tax assets and
              liabilities for enacted changes in tax laws and rates       -             36
                                                                 ----------     ----------
                                                                      $(244)          (630)
                                                                 ==========     ==========

For the year ended December 31, 1992, deferred income tax expense results from timing differences in the recognition of income and expense for income tax and financial reporting purposes. The primary sources of those timing differences were deferred policy acquisition costs (deferred expense of $2,688) and reserves for future policy benefits (deferred benefit of $2,746).

Total Federal income tax expense for the years ended December 31, 1994, 1993 and 1992 differs from the amount computed by applying the U.S. Federal income tax rate to income before tax as follows:

                                                                 1994                     1993                    1992
                                                                 ----                     ----                    ----
                                                           Amount        %         Amount        %         Amount        %
                                                         ----------    -----     ----------    -----     ----------    -----
           Computed (expected) tax expense                   $1,815     35.0         $1,518     35.0         $1,022     34.0
           Tax exempt interest and dividends
              received deduction                                (50)    (1.0)          (206)    (4.7)           (20)    (0.7)
           Current year increase in U.S. Federal
              income tax rate                                     -        -             36      0.8              -        -
           Other, net                                            94      1.8              4      0.1              3     (0.1)
                                                         ----------    -----     ----------    -----     ----------    -----
              Total (effective rate of each year)            $1,859     35.8         $1,352     31.2         $1,005     33.4
                                                         ==========    =====     ==========    =====     ==========    =====

Total Federal income tax paid was $2,357, $1,316 and $956 during the years ended December 31, 1994, 1993 and 1992, respectively.












                                   39 of 68

                                             FINANCIAL HORIZONS LIFE INSURANCE COMPANY
                                 (a wholly owned subsidiary of Nationwide Life Insurance Company)

                                             Notes to Financial Statements, Continued


The tax effects of temporary differences that give rise to significant components of the net deferred tax asset (liability) as of December 31 are as follows:


                                                                            1994              1993
                                                                      ---------------   ---------------
           Deferred tax assets:
              Future policy benefits                                        $  5,879            6,096
              Securities available-for-sale                                    4,985           -
              Liabilities in Separate Accounts                                 3,111            2,688
              Mortgage loans on real estate and real estate                      458              268
              Other assets and other liabilities                                 101              668
                                                                      ---------------   ---------------
                Total gross deferred tax assets                               14,534            9,720
                                                                      ---------------   ---------------
           Deferred tax liabilities:
              Deferred policy acquisition costs                               12,611            9,603
              Fixed maturities and equity securities                          -                   451
                                                                      ---------------   ---------------
                Total gross deferred tax liabilities                          12,611           10,054
                                                                      ---------------   ---------------
                      Net deferred tax asset (liability)                    $  1,923             (334)
                                                                      ===============   ===============


         The Company has determined that valuation allowances are not necessary as of December 31, 1994 and 1993 and January 1, 1993 (date of adoption of SFAS 109) based on its analysis of future deductible amounts. All future deductible amounts can be offset by future taxable amounts or recovery of Federal income tax paid within the statutory carryback period. In addition, for future deductible amounts for securities available-for-sale, affiliates of the Company which are included in the same consolidated Federal income tax return hold investments that could be sold for capital gains that could offset capital losses realized by the Company should securities available-for-sale be sold at a loss.

(8)      DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

         STATEMENT OF FINANCIAL ACCOUNTING STANDARDS No. 107 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (SFAS 107) requires disclosure of fair value information about existing on and off-balance sheet financial instruments. In cases where quoted market prices are not available, fair value is based on estimates using present value or other valuation techniques.

         These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flow. Although fair value estimates are calculated using assumptions that management believes are appropriate, changes in assumptions could cause these estimates to vary materially. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in the immediate settlement of the instruments. SFAS 107 excludes certain assets and liabilities from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

         Although insurance contracts, other than policies such as annuities that are classified as investment contracts, are specifically exempted from SFAS 107 disclosures, estimated fair value of policy reserves on insurance contracts are provided to make the fair value disclosures more meaningful.

         The tax ramifications of the related unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

         The following methods and assumptions were used by the Company in estimatingits fair value disclosures:

              SHORT-TERM INVESTMENTS AND POLICY LOANS: The carrying amount reported in the balance sheets for these instruments approximate their fair value.




                                   40 of 68

                        FINANCIAL HORIZONS LIFE INSURANCE COMPANY
            (a wholly owned subsidiary of Nationwide Life Insurance Company)

                        Notes to Financial Statements, Continued



         INVESTMENT SECURITIES: Fair value for fixed maturity securities is based on quoted market prices, where available. For fixed maturity securities not actively traded, fair value is estimated using values obtained from independent pricing services or, in the case of private placements, is estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. The fair value for equity securities is based on quoted market prices.

         SEPARATE ACCOUNT ASSETS AND LIABILITIES: The fair value of assets held in Separate Accounts is based on quoted market prices. The fair value of liabilities related to Separate Accounts is the amount payable on demand.

         MORTGAGE LOANS ON REAL ESTATE: The fair value for mortgage loans on real estate is estimated using discounted cash flow analyses, using interest currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Fair value for mortgages in default is valued at the estimated fair value of the underlying collateral.

         INVESTMENT CONTRACTS: Fair value for the Company's liabilities under investment type contracts is disclosed using two methods. For investment contracts without defined maturities, fair value is the amount payable on demand. For investment contracts with known or determined maturities, fair value is estimated using discounted cash flow analysis. Interest rates used are similar to currently offered contracts with maturities consistent with those remaining for the contracts being valued.

         POLICY RESERVES ON INSURANCE CONTRACTS: The estimated fair value is the amount payable on demand. Also included are disclosures for the Company's limited payment policies, which the Company has used discounted cash flow analyses similar to those used for investment contracts with known maturities to estimate fair value.

Carrying amount and estimated fair value of financial instruments subject to SFAS 107 and policy reserves on insurance contracts were as follows as of December 31:


                                                                1994                                1993
                                                                ----                                ----
                                                        Carrying         Estimated        Carrying         Estimated
                                                         amount         fair value         amount         fair value
                                                      -----------      -------------    -------------    -------------
              Assets
              ------
              Investments:
                 Securities available-for-sale:
                    Fixed maturities                      $413,764          413,764           -                -
                    Equity securities                        9,411            9,411              585              585
                 Fixed maturities held-to-maturity          82,631           78,690          456,539          479,587
                 Mortgage loans on real estate              95,281           92,340           91,463           96,168
                 Policy loans                                   79               79           -                -
                 Short-term investments                        365              365            1,772            1,772
              Assets held in Separate Accounts             177,933          177,933          134,383          134,383

              Liabilities
              -----------
              Investment contracts                         579,903          563,331          524,362          505,926
              Policy reserves on insurance contracts         3,285            3,141            2,869            2,811
              Liabilities related to Separate Accounts     177,933          168,749          134,383          126,407












                                   41 of 68

                   FINANCIAL HORIZONS LIFE INSURANCE COMPANY
        (a wholly owned subsidiary of Nationwide Life Insurance Company)

                    Notes to Financial Statements, Continued



(9)      Additional Financial Instruments Disclosures
        ----------------------------------------------

         FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK: The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business through management of its investment portfolio. These financial instruments include commitments to extend credit in the form of loans. These instruments involve, to varying degrees, elements of credit risk in excess of amounts recognized on the balance sheets.

         Commitments to fund fixed rate mortgage loans on real estate are agreements to lend to a borrower, and are subject to conditions
         established in the contract.   Commitments generally have fixed
         expiration dates or other termination clauses and may require payment of a deposit. Commitments extended by the Company are based on management's case-by-case credit evaluation of the borrower and the borrower's loan collateral. The underlying mortgage property represents the collateral if the commitment is funded. The Company's policy for new mortgage loans on real estate is to lend no more than 80% of collateral value. Should the commitment be funded, the Company's exposure to credit loss in the event of nonperformance by the borrower is represented by the contractual amounts of these commitments less the net realizable value of the collateral. The contractual amounts also represent the cash requirements for all unfunded commitments. Commitments on mortgage loans on real estate of $6,000 extending into 1995 were outstanding as of December 31, 1994.

         SIGNIFICANT CONCENTRATIONS OF CREKIT RISK: The Company grants mainly commercial mortgage loans on real estate to customers throughout the
         United States.  The    Company has a diversified portfolio with no
         more than 27% (34% in 1993) in any geographic area and no more than 8.2% (9.8% in 1993) with any one borrower. The summary below depicts loans by remaining principal balance as of each December 31:

<Caption
                                                                                         Apartment
                                             Office        Warehouse        Retail        & other           Total
                                          -----------     ------------     ----------    -----------     -----------
             1994:
               East North Central             $1,921            2,254         10,290          4,959          19,424
               East South Central             -                -               1,921          9,876          11,797
               Mountain                       -                -              -               1,986           1,986
               Middle Atlantic                   882            1,872          1,909         -                4,663
               New England                    -                   921          1,983         -                2,904
               Pacific                         1,952            6,873          6,310          4,910          20,045
               South Atlantic                  1,965           -              10,049         13,970          25,984
               West North Central             -                 1,500         -              -                1,500
               West South Central              1,921              978         -               4,973           7,872
                                           ----------     ------------    ------------   ------------   -------------
                                              $8,641           14,398         32,462         40,675          96,175
                                           ===========    ============    ============   ============
                  Less valuation allowances and unamortized discount                                            894
                                                                                                        -------------
                       Total mortgage loans on real estate, net                                             $95,281
                                                                                                        =============

             1993:
               East North Central             $1,929            2,381         10,340          4,973          19,263
               East South Central             -                -               1,925          7,968           9,893
               Middle Atlantic                   882            1,916          1,929         -                4,727
               New England                    -                   943          2,000         -                2,943
               Pacific                         1,978            2,988          6,385          4,964          16,315
               South Atlantic                  1,977           -              11,338         17,600          30,915
               West North Central             -                 1,500         -              -                1,500
               West South Central              1,949              986         -               3,000           5,935
                                           ----------     ------------    ------------   ------------   ------------
                                              $8,175           10,714         33,917         38,505          91,851
                                           ==========     ============    ============   ============
                  Less valuation allowances and unamortized discount                                            388
                                                                                                        ------------
                       Total mortgage loans on real estate, net                                             $91,463
                                                                                                        ============











                                   42 of 68

                   FINANCIAL HORIZONS LIFE INSURANCE COMPANY
        (a wholly owned subsidiary of Nationwide Life Insurance Company)

                    Notes to Financial Statements, Continued



(10)     Pension Plan
         ------------

         The Company is a participant, together with other affiliated companies, in a pension plan covering all employees who have completed at least one thousand hours of service within a twelve-month period and who have met certain age requirements. Plan contributions are invested in a group annuity contract with NLIC. Benefits are based upon the highest average annual salary of any three consecutive years of the last ten years of service. The Company funds an allocation of pension costs accrued for employees of affiliates whose work efforts benefit the Company.

         Pension costs charged to operations by the Company during the years ended December 31, 1994, 1993 and 1992 were $265, $131, and $91, respectively.

         The net periodic pension cost for the plan as a whole for the years ended December 31, 1994, 1993 and 1992 follows:

                                                                        1994             1993             1992
                                                                    ----------       ----------       ----------
            Service cost (benefits earned during the period)          $ 64,740           47,694           44,343
            Interest cost on projected benefit obligation               73,951           70,543           68,215
            Actual return on plan assets                               (21,495)        (105,002)         (62,307)
            Net amortization and deferral                              (62,150)          20,832          (24,281)
                                                                    ----------       ----------       ----------
               Net periodic pension cost                              $ 55,046           34,067           25,970
                                                                    ==========       ==========       ==========

Basis for measurements, net periodic pension cost:

            Weighted average discount rate                                5.75%            6.75%            7.25%
            Rate of increase in future compensation levels                4.50%            4.75%            5.25%
            Expected long-term rate of return on plan assets              7.00%            7.50%            8.00%



Information regarding the funded status of the plan as a whole as of December 31, 1994 and 1993 follows:
                                                                       1994               1993
                                                                    ----------         ----------
            Accumulated benefit obligation:
               Vested                                               $  914,850            972,475
               Nonvested                                                 7,570             10,227
                                                                    ----------         ----------
                                                                    $  922,420            982,702
                                                                    ==========         ==========
            Projected benefit obligation for
               services rendered to date                             1,305,547          1,292,477
            Plan assets at fair value                                1,241,771          1,208,007
                                                                    ----------         ----------
               Plan assets less than projected benefit obligation      (63,776)           (84,470)
            Unrecognized prior service cost                             46,201             49,551
            Unrecognized net losses                                     39,408             55,936
            Unrecognized net assets at January 1, 1987                 (21,994)           (24,146)
                                                                    ----------         ----------
                 Net accrued pension expense                        $     (161)            (3,129)
                                                                    ==========         ==========

Basis for measurements, funded status of plan:

            Weighted average discount rate                                7.50%              5.75%
            Rate of increase in future compensation levels                6.75%              4.50%












                                   43 of 68

                   FINANCIAL HORIZONS LIFE INSURANCE COMPANY
        (a wholly owned subsidiary of Nationwide Life Insurance Company)

                    Notes to Financial Statements, Continued



(11)     Postretirement Benefits Other Than Pensions
         -------------------------------------------
         In addition to the defined benefit pension plan, the Company participates with other affiliated companies in life and health care defined benefit plans for qualifying retirees. Postretirement life and health care benefits are contributory and available to full time employees who have attained age 55 and have accumulated 15 years of service with the Company after reaching age 40. Postretirement life insurance contributions are based on age and coverage amount of each retiree. Postretirement health care benefit contributions are adjusted annually and contain cost-sharing features such as deductibles and coinsurance. The accounting for the health care plan anticipates future cost-sharing changes to the written plan that are consistent with the Company's expressed intent to increase the retiree contribution amount annually for expected health care inflation. The Company's policy is to fund the cost of health care benefits in amounts determined at the discretion of management. The Company began funding in 1994. Plan assets are invested in group annuity contracts of NLIC.

         Effective January 1, 1993, the Company adopted the provisions of STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 106 - EMPLOYERS' ACCOUNTING FOR POSTRETIREMENT BENEFITS OTHER THAN PENSIONS (SFAS 106), which requires the accrual method of accounting for postretirement life and health care insurance benefits based on actuarially determined costs to be recognized over the period from the date of hire to the full eligibility date of employees who are expected to qualify for such benefits. Postretirement benefit cost for 1992, which was recorded on a cash basis, has not been restated.

         The Company elected to immediately recognize its estimated accumulated postretirement benefit obligation as of January 1, 1993. Accordingly, a noncash charge of $669 ($435 net of related income tax benefit) was recorded on the statement of income as a cumulative effect of a change in accounting principle. See note 3. The adoption of SFAS 106, including the cumulative effect of the change in accounting principle, increased the expense for postretirement benefits by $739 to $761 in 1993. Net periodic postretirement benefit cost for 1994 was $119. The Company's accrued postretirement benefit obligation as of December 31, 1994 and 1993 was $771 and $739, respectively.

         Actuarial assumptions for the measurement of the December 31, 1994 accumulated postretirement benefit obligation include a discount rate of 8% and an assumed health care cost trend rate of 11%, uniformly declining to an ultimate rate of 6% over 12 years.

         Actuarial assumptions for the measurement of the December 31, 1993 accumulated postretirement benefit obligation and the 1994 net periodic postretirement benefit cost include a discount rate of 7% and an assumed health care cost trend rate of 12%, uniformly declining to an ultimate rate of 6% over 12 years.

         Actuarial assumptions used to determine the accumulated postretirement benefit obligation as of January 1, 1993 and the 1993 net periodic postretirement benefit cost include a discount rate of 8% and an assumed health care cost trend rate of 14%, uniformly declining to an ultimate rate of 6% over 12 years.

         Information regarding the funded status of the plan as a whole as of December 31, 1994 and 1993 follows:

                                                                                            1994              1993
                                                                                         ----------        ----------
           Accumulated postretirement benefit obligation:
              Retirees                                                                   $   76,677            90,312
              Fully eligible, active plan participants                                       22,013            24,833
              Other active plan participants                                                 59,089            84,103
                                                                                         ----------        ----------
                 Accumulated postretirement benefit obligation                              157,779           199,248
              Plan assets at fair value                                                      49,012                 -
                                                                                         ----------        ----------
                 Plan assets less than accumulated postretirement benefit obligation       (108,767)         (199,248)
              Unrecognized net (gains) losses                                               (41,497)           15,128
                                                                                         ----------        ----------
                 Accrued postretirement benefit obligation                                $(150,264)         (184,120)
                                                                                         ==========        ==========




                                   44 of 68

                   FINANCIAL HORIZONS LIFE INSURANCE COMPANY
        (a wholly owned subsidiary of Nationwide Life Insurance Company)

                    Notes to Financial Statements, Continued



         The amount of net periodic postretirement benefit cost for the plan as a whole for the years ended December 31, 1994 and 1993 is as follows:

                                                                                            1994             1993
                                                                                         ----------       ----------
           Net periodic postretirement benefit cost:
              Service cost - benefits attributed to employee service during the year       $  8,586            7,090
              Interest cost on accumulated postretirement benefit obligation                 14,011           13,928
              Actual return on plan assets                                                   (1,622)               -
              Net amortization and deferral                                                   1,622                -
                                                                                         ----------       ----------
                 Net periodic postretirement benefit cost                                   $22,597           21,018
                                                                                         ==========       ==========

         The health care cost trend rate assumption has a significant effect on the amounts reported. A one percentage point increase in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligation as of December 31, 1994 and 1993 by $8,109 and $15,621, respectively, and the net periodic postretirement benefit cost for the years ended December 31, 1994 and 1993 by $866 and $2,377, respectively.

(12)     Regulatory Risk-Based Capital and Dividend Restriction
         ------------------------------------------------------

         Ohio, the Company's state of domicile, imposes minimum risk-based capital requirements that were developed by the NAIC. The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of the company's regulatory total adjusted capital, as defined by the NAIC, to its authorized control level risk-based capital, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. The Company exceeds the minimum risk-based capital requirements.

         Ohio law limits the payment of dividends to shareholders. The maximum dividend that may be paid by the Company without prior approval of the Director of the Department is limited to the greater of statutory gain from operations of the preceding calendar year or 10% of statutory shareholder's surplus as of the prior December 31. Therefore, $58,823 of shareholder's equity, as presented in the accompanying financial statements, is restricted as to dividend payments in 1995.

(13)     Transactions With Affiliates
         ----------------------------

         The Company shares home office, other facilities, equipment and common management and administrative services with affiliates.

         The Company and various affiliates entered into agreements with Nationwide Cash Management Company (NCMC) and California Cash Management Company (CCMC), both affiliates, under which NCMC and CCMC act as common agents in handling the purchase and sale of short-term securities for the respective accounts of the participants. Amounts on deposit with NCMC and CCMC were $365 and $1,772 at December 31, 1994 and 1993, respectively, and are included in short-term investments on the accompanying balance sheets.












                                   45 of 68

                   FINANCIAL HORIZONS LIFE INSURANCE COMPANY
        (a wholly owned subsidiary of Nationwide Life Insurance Company)

                    Notes to Financial Statements, Continued



(14)     Major Lines of Business
         -----------------------
         The Company operates in the life insurance line of business in the life insurance industry. Life insurance operations include universal life, variable universal life and annuity contracts issued to individuals.

         The following table summarizes the revenues and income (losses) before Federal income tax and cumulative effect of changes in accounting principles for the years ended December 31, 1994, 1993 and 1992 and assets as of December 31, 1994, 1993 and 1992, by line of business.

                                                                                  1994             1993             1992
                                                                              ------------     ------------     ------------
            Revenues:
                 Life insurance                                                 $  45,407           39,871           30,878
                 Investment income allocated to capital and surplus                 2,910            3,456            3,370
                                                                              ------------     ------------     ------------
                      Total                                                     $  48,317           43,327           34,248
                                                                              ============     ============     ============

            Income (losses) before Federal income tax and cumulative
                effect of changes in accounting principles:
                 Life insurance                                                     2,743              880            (365)
                 Investment income allocated to capital and surplus                 2,444            3,456            3,370
                                                                              ------------     ------------     ------------
                      Total                                                    $    5,187            4,336            3,005
                                                                              ============     ============     ============

            Assets:
                 Life insurance                                                   765,794          667,380          494,221
                 Capital and surplus                                               67,246           58,659           56,172
                                                                              ------------     ------------     ------------
                      Total                                                      $833,040          726,039          550,393
                                                                              ============     ============     ============

         Allocations of investment income and certain general expenses were based on a number of assumptions and estimates, and reported operating results would change by line if different methods were applied. Investment income and realized losses allocable to policyholders in 1994 were $41,495 and $42, respectively.

(15)     Subsequent Event
         ----------------

         On January 30, 1995, the Company received approval from the Ohio
         Secretary of   State to change its name to Nationwide Life and Annuity
         Insurance Company.












                                   46 of 68

PART C. OTHER INFORMATION

Item 24.      FINANCIAL STATEMENTS AND EXHIBITS


              (a) Financial Statements:                                                          PAGE
                  (1) Financial statements and schedule included
                      in Prospectus
                      (Part A):                                                                   N/A

                  (2) Financial statements and schedule included                        To be provided by pre-
                      in Part B as required:                                            effective amendment to
                                                                                      the Registration Statement

              Nationwide VA Separate Account-B:                                                   N/A

              Financial Horizons Life Insurance Company:

                      Independent Auditors' Report.                                               27

                      Balance Sheets as of December 31, 1994 and 1993.                            28

                      Statements of Income for the years ended December 31,                       29
                      1994, 1993 and 1992.

                      Statements of Shareholder's Equity for                                      30
                      the years ended December 31, 1994, 1993 and 1992.

                      Statements of Cash Flows for the years ended                                31
                      December 31, 1994, 1993 and 1992.

                      Notes to Financial Statements.                                              32



                                    47 of 68

Item 24.      (b) Exhibits

                        (1) Resolution of the Depositor's Board of Directors authorizing establishment of the separate account (Nationwide Variable Account)

                        (2)  Not Applicable

                        (3) Underwriting or Distribution Agreement between Depositor and Principal Underwriter*

                        (4)  Form of Variable Annuity Contract - attached hereto

                        (5)  Form of Application - attached hereto

                        (6)  Articles of Incorporation

                        (7)  Not Applicable

                        (8)  Not Applicable

                        (9)  Opinion of Counsel - attached hereto

                       (10)  Not Applicable

                       (11)  Not Applicable

                       (12)  Not Applicable

                       (13)  Computation of Performance Quotations

                       *Filed previously in connection with a previous registration statement (SEC File No. 33-86408) on November 14, 1994 and hereby incorporated by reference


                                    48 of 68

Item 25.      DIRECTORS AND OFFICERS OF THE DEPOSITOR

                          NAME AND PRINCIPAL                              POSITIONS AND OFFICES
                            BUSINESS ADDRESS                                 WITH DEPOSITOR
                          Lewis J. Alphin                                        Director
                          519 Bethel Church Road
                          Mount Olivet, NC  28365

                          Willard J. Engel                                       Director
                          1100 East Main Street
                          Marshall, MN 56258

                          Fred C. Finney                                         Director
                          1558 West Moreland Road
                          Wooster, OH 44691

                          Peter F. Frenzer                         President and Chief Operating Officer
                          One Nationwide Plaza                                 and Director
                          Columbus, OH  43215

                          Charles L. Fuellgraf, Jr.                              Director
                          600 South Washington Street
                          Butler, PA  16001

                          Henry S. Holloway                                   Chairman of the
                          1247 Stafford Road                                       Board
                          Darlington, MD  21034

                          D. Richard McFerson                     President and Chief Executive Officer-
                          One Nationwide Plaza                        Nationwide Insurance Enterprise
                          Columbus, OH  43215                                  and Director

                          David O. Miller                                        Director
                          115 Sprague Drive
                          Hebron, Ohio  43025

                          C. Roy Noecker                                         Director
                          2770 State Route 674 South
                          Ashville, OH 43103

                          James F. Patterson                                     Director
                          8765 Mulberry Road
                          Chesterland, OH  44026

                          Robert H. Rickel                                       Director
                          P.O. Box 319
                          Bayview, ID  83803

                                    49 of 68

                          NAME AND PRINCIPAL                              POSITIONS AND OFFICES
                            BUSINESS ADDRESS                                 WITH DEPOSITOR
                          Arden L. Shisler                                       Director
                          2724 West Lebanon Road
                          Dalton, OH  44618

                          Robert L. Stewart                                      Director
                          88740 Fairview Road
                          Jewett, OH  43986

                          Nancy C. Thomas                                        Director
                          10835 Georgetown Street NE
                          Louisville, OH  44641

                          Harold W. Weihl                                        Director
                          14282 King Road
                          Bowling Green, OH  43402

                          Gordon E. McCutchan                            Executive Vice President,
                          One Nationwide Plaza                          Law and Corporate Services
                          Columbus, OH  43215                                  and Secretary

                          James E. Brock                                  Senior Vice President-
                          One Nationwide Plaza                         Investment Product Operations
                          Columbus, OH  43215

                          W. Sidney Druen                            Senior Vice President and General
                          One Nationwide Plaza                        Counsel and Assistant Secretary
                          Columbus, OH  43215

                          Harvey S. Galloway, Jr.                  Senior Vice President-Chief Actuary-
                          One Nationwide Plaza                          Life, Health, and Annuities
                          Columbus, OH  43215

                          Richard A. Karas                             Senior Vice President-Sales
                          One Nationwide Plaza                              Financial Services
                          Columbus, OH  43215

                          Robert A. Oakley                               Executive Vice President-
                          One Nationwide Plaza                            Chief Financial Officer
                          Columbus, Ohio  43215

                          Carl J. Santillo                                 Senior Vice President
                          One Nationwide Plaza                          Life and Health Operations
                          Columbus, OH  43215

                          Michael D. Bleiweiss                                Vice President-
                          One Nationwide Plaza                             Deferred Compensation
                          Columbus, OH  43215

                                    50 of 68

                          NAME AND PRINCIPAL                              POSITIONS AND OFFICES
                            BUSINESS ADDRESS                                 WITH DEPOSITOR
                          Matthew S. Easley                                  Vice President-
                          One Nationwide Plaza                         Annuity and Pension Actuarial
                          Columbus, OH  43215

                          Ronald L. Eppley                                    Vice President-
                          One Nationwide Plaza                                   Pensions
                          Columbus, OH  43215

                          Timothy E. Murphy                              Vice President-Strategic
                          One Nationwide Plaza                              Planning/Marketing
                          Columbus, Ohio  43215

                          R. Dennis Noice                                     Vice President-
                          One Nationwide Plaza                        Individual Investment Products
                          Columbus, OH  43215

                          Joseph P. Rath                                     Vice President-
                          One Nationwide Plaza                           Associate General Counsel
                          Columbus, OH  43215

Item 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT.

                * Subsidiaries for which separate financial statements are filed

                ** Subsidiaries included in the respective consolidated financial statements

                *** Subsidiaries included in the respective group financial statements filed for unconsolidated subsidiaries

                ****  other subsidiaries

                                    51 of 68

                                                                         NO. VOTING
                                                                         SECURITIES
                                                                    (SEE ATTACHED CHART)
                                                      STATE OF        UNLESS OTHERWISE
                  COMPANY                           ORGANIZATION          INDICATED              PRINCIPAL BUSINESS
    Nationwide Mutual Insurance Company                  Ohio                                    Insurance Company
    (Casualty)

    Nationwide Mutual Fire Insurance Company             Ohio                                    Insurance Company

    Nationwide Investing Foundation                    Michigan                                  Investment Company

    Nationwide Insurance Enterprise Foundation           Ohio                                    Membership Non-Profit
                                                                                                 Corporation

    Nationwide Insurance Golf Charities, Inc.            Ohio                                    Membership Non-Profit
                                                                                                 Corporation

    Farmland Mutual Insurance Company                    Iowa                                    Insurance Company

    F & B, Inc.                                          Iowa                                    Insurance Agency

    Farmland Life Insurance Company                      Iowa                                    Life Insurance Company

    Nationwide Agribusiness Insurance Company            Iowa                                    Insurance Company

    Colonial Insurance Company of California          California                                 Insurance Company

    Nationwide General Insurance Company                 Ohio                                    Insurance Company

    Nationwide Property & Casualty Insurance             Ohio                                    Insurance Company
    Company

**  Nationwide Life and Annuity Insurance                Ohio                                    Life Insurance Company
    Company

    Scottsdale Insurance Company                         Ohio                                    Insurance Company

    Scottsdale Indemnity Company                         Ohio                                    Insurance Company

    Neckura Insurance Company                          Germany                                   Insurance Company

    Neckura Life Insurance Company                     Germany                                   Life Insurance Company

    Neckura General Insurance Company                  Germany                                   Insurance Company

    Columbus Service, GMBH                             Germany                                   Insurance Broker

    Auto-Direkt Insurance Company                      Germany                                   Insurance Company

    Neckura Holding Company                            Germany                                   Administrative service for
                                                                                                 Neckura Insurance Group

    SVM Sales GMBH, Neckura Insurance Group            Germany                                   Sales support for Neckura
                                                                                                 Insurance Group


                                    52 to 68

                                                                         NO. VOTING
                                                                         SECURITIES
                                                                    (SEE ATTACHED CHART)
                                                      STATE OF        UNLESS OTHERWISE
                  COMPANY                           ORGANIZATION          INDICATED              PRINCIPAL BUSINESS
Lone Star General Agency, Inc.                         Texas                                    Insurance Agency

Colonial County Mutual Insurance Company               Texas                                    Insurance Company

Nationwide Communications Inc.                         Ohio                                     Radio Broadcasting Business

Nationwide Community Urban Redevelopment               Ohio                                     Redevelopment of blighted
Corporation                                                                                     areas within the City of
                                                                                                Columbus, Ohio

Insurance Intermediaries, Inc.                         Ohio                                     Insurance Broker and
                                                                                                Insurance Agency

Nationwide Cash Management Company                     Ohio                                     Investment Securities Agent

California Cash Management Company                  California                                  Investment Securities Agent

Nationwide Development Company                         Ohio                                     Owns, leases and manages
                                                                                                commercial real estate

Allnations, Inc.                                       Ohio                                     Promotes cooperative
                                                                                                insurance corporations
                                                                                                worldwide

Gates, McDonald & Company of New York                New York                                   Workers Compensation Claims
                                                                                                Administration

Nationwide Indemnity Company                           Ohio                                     Reinsurance Company

NWE, Inc.                                              Ohio                                     Special Investments


                                    53 of 68

                                                                         NO. VOTING
                                                                         SECURITIES
                                                                    (SEE ATTACHED CHART)
                                                      STATE OF        UNLESS OTHERWISE
                    COMPANY                           ORGANIZATION          INDICATED              PRINCIPAL BUSINESS
    Nationwide Corporation                               Ohio                                    Organized for the purpose of
                                                                                                 acquiring, holding,
                                                                                                 encumbering, transferring,
                                                                                                 or otherwise disposing of
                                                                                                 shares, bonds, and other
                                                                                                 evidences of indebtedness,
                                                                                                 securities, and contracts of
                                                                                                 other persons, associations,
                                                                                                 corporations, domestic or
                                                                                                 foreign and to form or
                                                                                                 acquire the control of other
                                                                                                 corporations

    Nationwide Health Care Corporation                   Ohio                                    Develops and operates
                                                                                               Managed Care Delivery System

    InHealth, Inc.                                       Ohio                                    Health Maintenance
                                                                                               Organization (HMO)

    InHealth Agency, Inc.                                Ohio                                    Insurance Agency

    InHealth Management Systems, Inc.                    Ohio                                    Develops and operates
                                                                                               Managed Care Delivery System

**  West Coast Life Insurance Company                 California                                 Life Insurance Company

    Gates, McDonald & Company                            Ohio                                    Cost Control Business

    Gates, McDonald & Company of Nevada                 Nevada                                   Self-Insurance
                                                                                                 Administration, Claims
                                                                                                 Examining, and Data
                                                                                                 Processing Services

    Nationwide Investors Services, Inc.                  Ohio                                    Stock Transfer Agent

    Leber Direkt Insurance Company                     Germany                                   Life Insurance Company

**  Nationwide Life Insurance Company                    Ohio                                    Life Insurance Company

                                    54 of 68

                                                                         NO. VOTING
                                                                         SECURITIES
                                                                    (SEE ATTACHED CHART)
                                                      STATE OF        UNLESS OTHERWISE
                  COMPANY                           ORGANIZATION          INDICATED              PRINCIPAL BUSINESS
**  Nationwide Property Management, Inc.                 Ohio                                    Owns, leases, manages and
                                                                                                 deals in Real Property.

**  MRM Investments, Inc.                                Ohio                                    Owns and operates a
                                                                                                 Recreational Ski Facility

**  National Casualty Company                          Michigan                                  Insurance Company

**  Nationwide Financial Services, Inc.                  Ohio                                    Registered Broker-Dealer,
                                                                                                 Investment Manager and
                                                                                                 Administrator

*   Nationwide Separate Account Trust               Massachusetts                                Investment Company

*   Nationwide Investing Foundation II              Massachusetts                                Investment Company

*   Financial Horizons Investment Trust             Massachusetts                                Investment Company

    PEBSCO Securities Corp.                            Oklahoma                                  Registered Broker-Dealer in
                                                                                                 Deferred Compensation Market

**  National Premium and Benefit                       Delaware                                  Insurance Administrative
    Administration Company                                                                       Services

    Public Employees Benefit Services                  Delaware                                  Marketing and Administration
    Corporation                                                                                  of Deferred Employee
                                                                                                 Compensation Plans for
                                                                                                 Public Employees

    PEBSCO of Massachusetts Insurance Agency,       Massachusetts                                Markets and Administers
    Inc.                                                                                         Deferred Compensation Plans
                                                                                                 for Public Employees

                                    55 of 68

                                                                         NO. VOTING
                                                                         SECURITIES
                                                                    (SEE ATTACHED CHART)
                                                      STATE OF        UNLESS OTHERWISE
                  COMPANY                           ORGANIZATION          INDICATED              PRINCIPAL BUSINESS
Public Employees Benefit Services                   Alabama                                   Markets and Administers
Corporation of Alabama                                                                        Deferred Compensation Plans
                                                                                              for Public Employees

Public Employees Benefit Services                   Montana                                   Markets and Administers
Corporation of Montana                                                                        Deferred Compensation Plans
                                                                                              for Public Employees

PEBSCO of Texas, Inc.                                Texas                                    Markets and Administers
                                                                                              Deferred Compensation Plans
                                                                                              for Public Employees

Public Employees Benefit Services                  Arkansas                                   Markets and Administers
Corporation of Arkansas                                                                       Deferred Compensation Plans
                                                                                              for Public Employees

Public Employees Benefit Services                 New Mexico                                  Markets and Administers
Corporation of New Mexico                                                                     Deferred Compensation Plans
                                                                                              for Public Employees

Wausau Lloyds                                        Texas                                    Texas Lloyds Company

Wausau Service Corporation                         Wisconsin                                  Holding Company

American Marine Underwriters, Inc.                  Florida                                   Underwriting Manager

Greater La Crosse Health Plans, Inc.               Wisconsin                                  Writes Commercial Health and
                                                                                              Medicare Supplement Insurance

Wausau Business Insurance Company                  Illinois                                   Insurance Company

Wausau Preferred Health Insurance Company          Wisconsin                                  Insurance and Reinsurance
                                                                                              Company

Wausau Insurance Co. Limited (U.K.)             United Kingdom                                Insurance and Reinsurance
                                                                                              Company

Wausau Underwriters Insurance Company              Wisconsin                                  Insurance Company

Employers Life Insurance Company of Wausau         Wisconsin                                  Life Insurance Company



                                    56 of 68

                                                                         NO. VOTING
                                                                         SECURITIES
                                                                    (SEE ATTACHED CHART)
                                                      STATE OF        UNLESS OTHERWISE
                  COMPANY                           ORGANIZATION          INDICATED              PRINCIPAL BUSINESS
Employers Insurance of Wausau                      Wisconsin                                  Insurance Company
A Mutual Company

Wausau General Insurance Company                   Illinois                                   Insurance Company

Countrywide Services Corporation                   Delaware                                   Products Liability,
                                                                                              Investigative and Claims
                                                                                              Management Services

Wausau International Underwriters                 California                                  Special Risks, Excess and
                                                                                              Surplus Lines Insurance
                                                                                              Underwriting Manager

Companies Agency, Inc. (Wisconsin)                 Wisconsin                                  Insurance Broker

Companies Agency Insurance Services of            California                                  Insurance Broker
California, Inc.

Companies Agency of Idaho, Inc.                      Idaho                                    Insurance Broker

Key Health Plan, Inc.                             California                                  Pre-paid health plans

Pension Associates of Wausau, Inc.                 Wisconsin                                  Pension plan administration,
                                                                                              record keeping and
                                                                                              consulting and compensation
                                                                                              consulting

Companies Agency of Phoenix, Inc.                   Arizona                                   Insurance Broker

Companies Agency of Illinois, Inc.                 Illinois                                   Acts as Collection Agent for
                                                                                              Policies placed through
                                                                                              Brokers

Companies Agency of Kentucky, Inc.                 Kentucky                                   Insurance Broker

Companies Agency of Alabama, Inc.                   Alabama                                   Insurance Broker

Companies Agency of Pennsylvania, Inc.           Pennsylvania                                 Insurance Broker

Companies Agency of Massachusetts, Inc.          Massachusetts                                Insurance Broker

                                    57 of 68

                                                                         NO. VOTING
                                                                         SECURITIES
                                                                    (SEE ATTACHED CHART)
                                                      STATE OF        UNLESS OTHERWISE
                  COMPANY                           ORGANIZATION          INDICATED              PRINCIPAL BUSINESS
Companies Agency of New York, Inc.                 New York                                   Insurance Broker

Financial Horizons Distributors Agency of          Oklahoma                                   Life Insurance Agency
Oklahoma, Inc.

Financial Horizons Distributors Agency, Inc.       Delaware                                   Insurance Agency

Financial Horizons Distributors Agency of            Ohio                                     Insurance Agency
Ohio, Inc.

Landmark Financial Services of New York,           New York                                   Life Insurance Agency
Inc.

Financial Horizons Distributors Agency of           Alabama                                   Life Insurance Agency
Alabama, Inc.

Financial Horizons Securities Corporation          Oklahoma                                   Broker Dealer

Affiliate Agency of Ohio, Inc.                       Ohio                                     Life Insurance Agency

Affiliate Agency, Inc.                             Delaware                                   Life Insurance Agency

NEA Valuebuilder Investor Services, Inc.           Delaware                                   Life Insurance Agency

NEA Valuebuilder Investor Services of               Alabama                                   Life Insurance Agency
Alabama, Inc.

NEA Valuebuilder Investor Services of            Massachusetts                                Life Insurance Agency
Massachusetts, Inc.

NEA Valuebuilder Investor Services of Ohio,          Ohio                                     Life Insurance Agency
Inc.

NEA Valuebuilder Investor Services of                Texas                                    Life Insurance Agency
Texas, Inc.

NEA Valuebuilder Investor Services of              Oklahoma                                   Life Insurance Agency
Oklahoma, Inc.

Financial Horizons Distributors Agency of            Texas                                    Life Insurance Agency
Texas, Inc.

Colonial General Insurance Agency, Inc.             Arizona                                   Insurance Agency

The Beak and Wire Corporation                        Ohio                                     Radio Tower Joint Venture

Video Eagle, Inc.                                    Ohio                                     Operates Several Video Cable
                                                                                              Systems

                                    58 of 68

                                                                         NO. VOTING
                                                                         SECURITIES
                                                                    (SEE ATTACHED CHART)
                                                      STATE OF        UNLESS OTHERWISE
                  COMPANY                           ORGANIZATION          INDICATED                   PRINCIPAL BUSINESS
*   MFS Variable Account                                 Ohio     Nationwide Life Separate     Issuer of Annuity Contracts
                                                                  Account

*   Nationwide Multi-Flex Variable Account               Ohio     Nationwide Life Separate     Issuer of Annuity Contracts
                                                                  Account

*   Nationwide Variable Account-II                       Ohio     Nationwide Life Separate     Issuer of Annuity Contracts
                                                                  Account

*   Nationwide Variable Account                          Ohio     Nationwide Life Separate     Issuer of Annuity Contracts
                                                                  Account

*   Nationwide DC Variable Account                       Ohio     Nationwide Life Separate     Issuer of Annuity Contracts
                                                                  Account

*   Separate Account No. 1                               Ohio     Nationwide Life Separate     Issuer of Annuity Contracts
                                                                  Account

*   Nationwide VLI Separate Account                      Ohio     Nationwide Life Separate     Issuer of Life Insurance
                                                                  Account                      Contracts

*   Nationwide Variable Account-3                        Ohio     Nationwide Life Separate     Issuer of Annuity Contracts
                                                                  Account

*   Nationwide VLI Separate Account-2                    Ohio     Nationwide Life Separate     Issuer of Life Insurance
                                                                  Account                      Contracts

*   Nationwide VA Separate Account-A                     Ohio     Nationwide Life and          Issuer of Annuity Contracts
                                                                  Annuity Separate Account

*   Nationwide Variable Account-4                        Ohio     Nationwide Life Separate     Issuer of Annuity Contracts
                                                                  Account

*   Nationwide Variable Account-5                        Ohio     Nationwide Life Separate     Issuer of Annuity Contracts
                                                                  Account

*   NACo Variable Account                                Ohio     Nationwide Life Separate     Issuer of Annuity Contracts
                                                                  Account

*   Nationwide VLI Separate Account-3                    Ohio     Nationwide Life Separate     Issuer of Life Insurance
                                                                  Account                      Contracts

*   Nationwide VL Separate Account-A                     Ohio     Nationwide Life and          Issuer of Life Insurance
                                                                  Annuity Separate Account     Contracts

*   Nationwide Variable Account-6                        Ohio     Nationwide Life Separate     Issuer of Annuity Contracts
                                                                  Account

*   Nationwide Fidelity Advisor Variable                 Ohio     Nationwide Life Separate     Issuer of Annuity Contracts
    Account                                                       Account

*   Nationwide VA Separate Account-C                     Ohio     Nationwide Life and          Issuer of Annuity Contracts
                                                                  Annuity Separate Account

*   Nationwide VA Separate Account-B                     Ohio     Nationwide Life and          Issuer of Annuity Contracts
                                                                  Annuity Separate Account

*   Nationwide VA Separate Account-Q                     Ohio     Nationwide Life and          Issuer of Annuity Contracts
                                                                  Annuity Separate Account

                                    59 of 68

                                                 NATIONWIDE INSURANCE ENTERPRISE                                        (left side}
 ______________________
| NATIONWIDE INSURANCE |
| GOLF CHARITIES, INC. |
|                      |
|     MEMBERSHIP       |
|     NONPROFIT        |
|    CORPORATION       |
|______________________|
 ________________________________________________________________________________________________
|                               EMPLOYERS INSURANCE OF WAUSAU                                    |
|                                    A MUTUAL COMPANY                                            |
|                                                                                                |=================================
|                         Contribution Note          Cost                                        |
|                         -----------------          ----                                        |
|                         Casualty                   $400,000,000                                |
|________________________________________________________________________________________________|
                 |                                    |
    _____________|_________________      _____________|__________________               _____________________
   |      WAUSAU INSURANCE CO.     |    |        WAUSAU SERVICE          |             |                     |
   |        (U.K.) LIMITED         |    |      CORPORATION (WSC)         |             |                     |
   |                               |    |                                |             |    WAUSAU LLOYDS    |
   |  Common Stock:   8,506,800    |    |   Common Stock:   1,000        |             |                     |
   |  -------------   Shares       |    |   -------------   Shares       |=============|                     |
   |                               |    |                                |             |                     |
   |                  Cost         |    |                   Cost         |             |                     |
   |                  ----         |    |                   ----         |             |    A TEXAS LLOYDS   |
   |  Employers--                  |    |   Employers--                  |             |                     |
   |  100%            $15,683,300  |    |   100%            $106,763,000 |             |                     |
   |_______________________________|    |________________________________|             |_____________________|
                                                        |
                                                        |     ______________________________
                                                        |    |        WAUSAU BUSINESS       |
                                                        |    |       INSURANCE COMPANY      |
                                                        |    |                              |
                                                        |    |  Common Stock:  5,900,000    |
                                                        |____|  -------------  Shares       |
                                                        |    |                              |
                                                        |    |                 Cost         |
                                                        |    |                 -----        |
                                                        |    |  WSC-100%       $11,800,000  |
                                                        |    |______________________________|
                                                        |
                                                        |     ______________________________
                                                        |    |       WAUSAU UNDERWRITERS    |
                                                        |    |       INSURANCE COMPANY      |
                                                        |    |                              |
                                                        |    |  Common Stock:  8,750        |
                                                        |____|  -------------  Shares       |
                                                        |    |                              |
                                                        |    |                  Cost        |
                                                        |    |                  ----        |
                                                        |    |  WSC-100%        $24,560,006 |
                                                        |    |______________________________|
                                                        |
                                                        |     ______________________________
                                                        |    |       GREATER LA CROSSE      |
                                                        |    |       HEALTH PLANS, INC.     |
                                                        |    |                              |
                                                        |    |  Common Stock:  3,000        |
                                                        |____|  -------------  Shares       |
                                                        |    |                              |
                                                        |    |                 Cost         |
                                                        |    |                 ----         |
                                                        |    |  WSC-33.3%      $861,761     |
                                                        |    |______________________________|
                                                        |
                                                        |     ______________________________
                                                        |    |       COMPANIES AGENCY       |
                                                        |    |       OF ALABAMA, INC.       |
                                                        |    |                              |
                                                        |    |  Common Stock:  1,000        |
                                                        |____|  -------------  Shares       |
                                                        |    |                              |
                                                        |    |                 Cost         |
                                                        |    |                 ----         |
                                                        |    |  WSC-100%       $100         |
                                                        |    |______________________________|
                                                        |
                                                        |
                                                        |











                                                        |     ______________________________
                                                        |    |       COMPANIES AGENCY       |
                                                        |    |       OF KENTUCKY, INC.      |
                                                        |    |                              |
                                                        |    |  Common Stock:  1,000        |
                                                        |____|  ------------   Shares       |
                                                        |    |                              |
                                                        |    |                 Cost         |
                                                        |    |                 ----         |
                                                        |    |  WSC-100%       $1,000       |
                                                        |    |______________________________|
                                                        |
                                                        |
                                                        |     ______________________________
                                                        |    |       COMPANIES AGENCY       |
                                                        |    |     OF PENNSYLVANIA, INC.    |
                                                        |    |                              |
                                                        |    |  Common Stock:  1,000        |
                                                        |____|  -------------  Shares       |
                                                        |    |                              |
                                                        |    |                 Cost         |
                                                        |    |                 ----         |
                                                        |    |  WSC-100%       $100         |
                                                        |    |______________________________|
                                                        |
                                                        |
                                                        |     ______________________________
                                                        |    |       COMPANIES AGENCY       |
                                                        |    |     OF MASSACHUSETTS, INC.   |
                                                        |    |                              |
                                                        |    |  Common Stock:  1,000        |
                                                        |____|  -------------  Shares       |
                                                        |    |                              |
                                                        |    |                 Cost         |
                                                        |    |                 ----         |
                                                        |    |  WSC-100%       $1,000       |
                                                        |    |______________________________|
                                                        |
                                                        |
                                                        |     ______________________________
                                                        |    |       COMPANIES AGENCY       |
                                                        |    |       OF NEW YORK, INC.      |
                                                        |    |                              |
                                                        |    |  Common Stock:  1,000        |
                                                        |____|  -------------  Shares       |
                                                        |    |                              |
                                                        |    |                 Cost         |
                                                        |    |                 ----         |
                                                        |    |  WSC-100%       $1,000       |
                                                        |    |______________________________|
                                                        |
                                                        |
                                                        |     ______________________________
                                                        |    |       COMPANIES AGENCY       |
                                                        |    |         OF IDAHO, INC.       |
                                                        |    |                              |
                                                        |    |  Common Stock:  1,000        |
                                                        |____|  -------------  Shares       |
                                                        |    |                              |
                                                        |    |                 Cost         |
                                                        |    |                 ----         |
                                                        |    |  WSC-100%       $1,000       |
                                                        |    |______________________________|
                                                        |
                                                        |
                                                        |     ______________________________
                                                        |    |       COMPANIES AGENCY       |
                                                        |    |          OF PHOENIX          |
                                                        |    |                              |
                                                        |    |  Common Stock:  1,000        |
                                                        |____|  -------------  Shares       |
                                                        |    |                              |
                                                        |    |                 Cost         |
                                                        |    |                 ----         |
                                                        |    |  WSC-100%       $1,000       |
                                                        |    |______________________________|
                                                        |
                                                        |
                                                        |     ______________________________
                                                        |    |     COUNTRYWIDE SERVICES     |
                                                        |    |          CORPORATION         |
                                                        |    |                              |
                                                        |    |  Common Stock:  100          |
                                                        |____|  -------------  Shares       |
                                                        |    |                              |
                                                        |    |                 Cost         |
                                                        |    |                 ----         |
                                                        |    |  WSC-100%       $145,852     |
                                                        |    |______________________________|
                                                        |










                                                        |
                                                        |     ______________________________
                                                        |    |         WAUSAU GENERAL       |
                                                        |    |       INSURANCE COMPANY      |
                                                        |    |                              |
                                                        |    |  Common Stock:  200,000      |
                                                        |____|  ------------   Shares       |
                                                        |    |                              |
                                                        |    |                 Cost         |
                                                        |    |                 ----         |
                                                        |    |  WSC-100%       $31,000,000  |
                                                        |    |______________________________|
                                                        |
                                                        |     ______________________________
                                                        |    |     WAUSAU INTERNATIONAL     |
                                                        |    |         UNDERWRITERS         |
                                                        |    |                              |
                                                        |    |  Common Stock:  1,000        |
                                                        |____|  -------------  Shares       |
                                                        |    |                              |
                                                        |    |                 Cost         |
                                                        |    |                 ----         |
                                                        |    |  WSC-100%       $10,000      |
                                                        |    |______________________________|
                                                        |
                                                        |     ______________________________
                                                        |    |       COMPANIES AGENCY       |
                                                        |    |      INSURANCE SERVICES      |
                                                        |    |        OF CALIFORNIA         |
                                                        |    |                              |
                                                        |____|  Common Stock:  1,000        |
                                                        |    |  -------------  Shares       |
                                                        |    |                              |
                                                        |    |                 Cost         |
                                                        |    |                 ----         |
                                                        |    |  WSC-100%       $1,000       |
                                                        |    |______________________________|
                                                        |
                                                        |     ______________________________
                                                        |    |        AMERICAN MARINE       |
                                                        |    |   UNDERWRITERS, INC. (AMU)   |
                                                        |    |                              |
                                                        |    |  Common Stock:  20           |
                                                        |____|  -------------  Shares       |
                                                        |    |                              |
                                                        |    |                 Cost         |
                                                        |    |                 ----         |
                                                        |    |  WSC-100%       $248,222     |
                                                        |    |______________________________|
                                                        |
                                                        |     ______________________________
                                                        |    |       COMPANIES AGENCY       |
                                                        |    |       OF ILLINOIS, INC.      |
                                                        |    |                              |
                                                        |    |  Common Stock:  250          |
                                                        |____|  -------------  Shares       |
                                                        |    |                              |
                                                        |    |                 Cost         |
                                                        |    |                 ----         |
                                                        |    |  WSC-100%       $2,500       |
                                                        |    |______________________________|
                                                        |
                                                        |     ______________________________      _____________________________
                                                        |    |    COMPANIES AGENCY, INC.    |    |     PENSION ASSOCIATES      |
                                                        |    |          (WISCONSIN)         |    |       OF WAUSAU, INC.       |
                                                        |    |                              |    |                             |
                                                        |    |  Common Stock:  100          |    |  Common Stock:  1,000       |
                                                        |____|  -------------  Shares       |____|  -------------  Shares      |
                                                             |                              |    |                             |
                                                             |                 Cost         |    |  Companies        Cost      |
                                                             |                 ----         |    |  Agency, Inc.     ----      |
                                                             |  WSC-100%       $10,000      |    |  (Wisconsin) --   $10,000   |
                                                             |______________________________|    |  100%                       |
                                                                                                 |_____________________________|

                                                  NATIONWIDE INSURANCE ENTERPRISE                                (right side)
                                                                                            _________________________________
                                                                                           | NATIONWIDE ENTERPRISE INSURANCE |
                                                                                           |            FOUNDATION           |
                                                                                           |                                 |
                                                                                           |            MEMBERSHIP           |
                                                                                           |            NONPROFIT            |
                                                                                           |           CORPORATION           |
                                                                                           |_________________________________|


    _________________________________________                                               ___________________________
   |                                         |                                             |                           |
===|           NATIONWIDE MUTUAL             |=============================================|     NATIONWIDE MUTUAL     |
   |              (CASUALTY)                 |                                             |            FIRE           |
   |_________________________________________|                                             |___________________________|
                  |               | |   |__________________________________________________________________  :
                  |               | |   |                                                                  | :
    ______________|__________     | |   |    _____________________________                    _____________|_:____________________
   |       ALLNATIONS        |    | |   |   |         NATIONWIDE          |                  |            NATIONWIDE              |
   |                         |    | |   |   |           GENERAL           |                  |            CORPORATION             |
   | Common Stock:  2,939    |    | |   |   |                             |                  |                                    |
   | -------------  Shares   |    | |   |   | Common Stock: 20,000 Shares |                  | Common Stock:           Control    |
   |                         |    | |   |___| -------------               |                  | -------------           -------    |
   |                  Cost   |    | |   |   |                             |                  | $13,092,790             100%       |
   |                  ----   |    | |   |   |                Cost         |                  |                                    |
   | Casualty-26%    $88,320 |    | |   |   |                ----         |                  |          Shares      Cost          |
   | Fire-26%        $88,463 |    | |   |   | Casualty-100%  $5,944,422   |                  |          -----       ----          |
   |_________________________|    | |   |   |_____________________________|                  | Casualty $12,443,280  $710,293,557 |
                                  | |   |                                                    | Fire         649,510    24,007,936 |
    _________________________     | |   |    _____________________________                   |                                    |
   |      FARMLAND MUTUAL    |    | |   |   |     NATIONWIDE PROPERTY     |                  |           (See Page 2)             |
   |     INSURANCE COMPANY   |    | |   |   |        AND CASUALTY         |                  |____________________________________|
   |                         |    | |   |   |                             |
   | Guaranty Fund           |____| |   |   | Common Stock: 60,000 Shares |
   | -------------           |______|   |___| -------------               |
   | Certificate             |          |   |                             |
   | -----------             |          |   |                   Cost      |
   |                         |          |   |                   ----      |
   |                Cost     |          |   | Casualty-100%    $6,000,000 |
   |                ----     |          |   |_____________________________|
   | Casualty       $500,000 |          |
   |_________________________|          |    _____________________________
                   |                    |   |     COLONIAL INS. CO.       |
    _______________|___________         |   |      OF CALIFORNIA          |
   |          F & B, INC.      |        |   |                             |
   |                           |        |   | Common Stock: 1,750 Shares  |
   | Common Stock:    1 Share  |        |___| -------------               |
   | -------------             |        |   |                             |
   |                           |        |   |                 Cost        |
   |                   Cost    |        |   |                 ----        |
   |                   ----    |        |   | Casualty-100%   $11,750,000 |
   | Farmland Mutual-  $10     |        |   |_____________________________|
   | 100%                      |        |
   |___________________________|        |    _____________________________        __________________________
        ____________________________    |   |         SCOTTSDALE          |      |     COLONIAL GENERAL     |
       |       FARMLAND LIFE        |   |   |     INSURANCE COMPANY       |      |  INSURANCE AGENCY, INC.  |
       |     INSURANCE COMPANY      |   |   |                             |      |                          |
       |                            |   |   | Common Stock: 30,136 Shares |      | Common Stock: 1 Share    |
       | Common Stock:  1,000,000   |___|___| -------------               |______| ------------             |
       | -------------  Shares      |   |   |                             |      |                          |
       |                            |   |   |                Cost         |      |              Cost        |
       |                Cost        |   |   |                ----         |      |              ----        |
       |                ----        |   |   | Casualty-100%  $150,000,000 |      | Scottsdale-  $1,082,336  |
       | Casualty-100%  $23,826,196 |   |   |_____________________________|      | 100%                     |
       |____________________________|   |                                        |__________________________|

























                                        |    _____________________________
                                        |   |   NATIONWIDE AGRIBUSINESS   |
                                        |   |          INS. CO.           |
                                        |   |                             |
                                        |   | Common Stock:  1,000,000    |
                                        |   | -------------  Shares       |
                                        |   |                             |
                                        |___| Casualty-       Cost        |
                                        |   | 99.9%           ----        |
                                        |   |                 $26,300,981 |
                                        |   | Other Capital:              |
                                        |   | Casualty-                   |
                                        |   | Ptd.            $713,567    |
                                        |   |_____________________________|
                                        |
                                        |    _____________________________                      ______________________________
                                        |   |    NECKURA HOLDING CO.      |                    |          NECKURA             |
                                        |   |        (NECKURA)            |                    |        INSURANCE CO.         |
                                        |   |                             |                    |                              |
                                        |   | Common Stock: 10,000 Shares |                    | Common Stock: 6,000 Shares   |
                                        |___| -------------               |____________________| -------------                |
                                        |   |                             |               |    |                              |
                                        |   |                 Cost        |               |    |               Cost           |
                                        |   |                 ---         |               |    |               ----           |
                                        |   | Casualty-100%   $87,943,140 |               |    | Neckura-100%  DM 6,000,000   |
                                        |   |_____________________________|               |    |______________________________|
                                        |                                                 |
                                        |                                                 |      _____________________________
                                        |                                                 |     |        NECKURA LIFE         |
                                        |                                                 |     |                             |
                                        |                                                 |     | Common Stock: 4,000 Shares  |
                                        |                                                 |_____| -------------               |
                                        |                                                 |     |                             |
                                        |                                                 |     |                  Cost       |
                                        |                                                 |     |                  ----       |
                                        |                                                 |     | Neckura-100%  DM 15,825,681 |
                                        |                                                 |     |_____________________________|
                                        |                                                 |
                                        |                                                 |      _____________________________
                                        |                                                 |     |      NECKURA GENERAL        |
                                        |                                                 |     |    AUTO INSURANCE CO.       |
                                        |                                                 |     |                             |
                                        |                                                 |     | Common Stock: 1,500 Shares  |
                                        |                                                 |_____| ------------                |
                                        |                                                 |     |                             |
                                        |                                                 |     |               Cost          |
                                        |                                                 |     |               ----          |
                                        |                                                 |     | Neckura-100%  DM 1,656,925  |
                                        |                                                 |     |_____________________________|
                                        |                                                 |
                                        |                                                 |      _____________________________
                                        |                                                 |     |      COLUMBUS SERVICE       |
                                        |                                                 |     |            GmbH             |
                                        |                                                 |     |                             |
                                        |                                                 |     | Common Stock: 1 Share       |
                                        |                                                 |_____| -------------               |
                                        |                                                 |     |                             |
                                        |                                                 |     |                Cost         |
                                        |                                                 |     |                -----        |
                                        |                                                 |     |  Neckura-100%   DM 51,639   |
                                        |                                                 |     |_____________________________|
                                        |                                                 |
                                        |                                                 |      _____________________________
                                        |                                                 |     |        AUTO DIRECT          |
                                        |                                                 |     |        INSURANCE CO.        |
                                        |                                                 |     |                             |
                                        |                                                 |     | Common Stock: 1,500 Shares  |
                                        |                                                 |     | -------------               |
                                        |                                                 |_____|                             |
                                        |                                                 |     |               Cost          |
                                        |                                                 |     |               ----          |
                                        |                                                 |     | Neckura-100%  DM 1,643,149  |
                                        |                                                 |     |_____________________________|
                                        |                                                 |
                                        |    _____________________________                |      ____________________________
                                        |   |          NATIONWIDE         |               |     |         SVM SALES          |
                                        |   |          DEVELOPMENT        |               |     |           GmbH             |
                                        |   |                             |               |     |                            |
                                        |   | Common Stock: 99,000 Shares |               |     | Common Stock: 50 Shares    |
                                        |   | -------------               |               |_____| -------------              |
                                        |   |                             |                     |                            |
                                        |___|                Cost         |                     |              Cost          |
                                        |   |                ---          |                     |              ----          |
                                        |   | Casualty-100%  $15,100,000  |                     | Neckura-100%  DM 50,000    |
                                        |   | Other Capital:              |                     |____________________________|
                                        |   | --------------              |
                                        |   | Casualty-Ptd.  $ 2,796,100  |
                                        |   |_____________________________|
                                        |
                                        |











                                        |    _____________________________
                                        |   |          SCOTTSDALE         |
                                        |   |          INDEMNITY          |
                                        |   |                             |
                                        |___| Common Stock: 50,000 Shares |
                                        |   | -------------               |
                                        |   |                             |
                                        |   |                Cost         |
                                        |   |                ----         |
                                        |   | Casualty-100%  $8,800,000   |
                                        |   |_____________________________|
                                        |
                                        |    _____________________________
                                        |   |    NATIONWIDE INDEMNITY     |
                                        |   |                             |
                                        |   | Common Stock: 28,000 Shares |
                                        |___| -------------               |
                                        |   |                             |
                                        |   |                Cost         |
                                        |   |                ----         |
                                        |   | Casualty-100%  $294,529,000 |
                                        |   |_____________________________|
                                        |
                                        |    _____________________________        __________________________
                                        |   |          LONE STAR          |      |   COLONIAL COUNTY MUTUAL |
                                        |   |     GENERAL AGENCY, INC.    |      |     INSURANCE COMPANY    |
                                        |   |                             |      |                          |
                                        |   | Common Stock:  1,000 Shares |      | Surplus Debentures:      |
                                        |___| -------------               |______| -------------------      |
                                        |   |                             |______|                          |
                                        |   |                Cost         |      |          Cost            |
                                        |   |                ----         |      |          ----            |
                                        |   | Casualty       $5,000,000   |      | Colonial $500,000        |
                                        |   | 100%                        |      | Lone Star 150,000        |
                                        |   |_____________________________|      |__________________________|
                                        |
                                        |    _____________________________
                                        |   |         NATIONWIDE          |
                                        |   |      COMMUNITY URBAN        |
                                        |   |       REDEVELOPMENT         |
                                        |   |                             |
                                        |   | Common Stock: 10 Shares     |
                                        |___| -------------               |
                                        |   |                             |
                                        |   |                Cost         |
                                        |   |                ----         |
                                        |   | Casualty-100%  $1,000       |
                                        |   |_____________________________|
                                        |
                                        |    _____________________________
                                        |   |         INSURANCE           |
                                        |   |    INTERMEDIARIES, INC.     |
                                        |   |                             |
                                        |   | Common Stock: 1,615 Shares  |
                                        |___| -------------               |
                                        |   |                             |
                                        |   |                Cost         |
                                        |   |                ----         |
                                        |   | Casualty-100%  $1,615,000   |
                                        |   |_____________________________|
                                        |
                                        |    _____________________________
                                        |   |         NATIONWIDE          |
                                        |   |      CASH MANAGEMENT        |
                                        |   |                             |
                                        |   | Common Stock: 100 Shares    |
                                        |   | -------------               |
                                        |___|                             |
                                        |   |                Cost         |
                                        |   |                ----         |
                                        |   | Casualty-90%   $9,000       |
                                        |   | NW Fin Serv-    1,000       |
                                        |   | 10%                         |
                                        |   |_____________________________|
                                        |
                                        |
                                        |    _____________________________        __________________________
                                        |   |          CALIFORNIA         |      |      VIDEO EAGLE INC.    |
                                        |   |       CASH MANAGEMENT       |      |                          |
                                        |   |                             |      | Common Stock: 750 Shares |
                                        |   | Common Stock:  90 Shares    |      | -------------            |
                                        |___| -------------               |  ____|                          |
                                        |   |                             |  |   |              Cost        |
                                        |   |                Cost         |  |   |              ----        |
                                        |   |                ----         |  |   | NW Comm.-    $0          |
                                        |   | Casualty-100%  $9,000       |  |   | 100%                     |
                                        |   |_____________________________|  |   |__________________________|
                                        |                                    |
                                        |                                    |











                                        |                                    |
                                        |    _____________________________   |    __________________________
                                        |   |          NATIONWIDE         |  |   |       THE BEAK AND       |
                                        |   |     COMMUNICATIONS INC.     |  |   |     WIRE CORPORATION     |
                                        |   |                             |  |   |                          |
                                        |   | Common Stock: 14,750 Shares |  |   | Common Stock: 750 Shares |
                                        |___| -------------               |__|___| -------------            |
                                            |                             |      |                          |
                                            |                Cost         |      |           Cost           |
                                            |                ----         |      |           ----           |
                                            | Casualty-100%  $11,510,000  |      | NW Comm-  $531,000       |
                                            |                             |      | 100%                     |
                                            | Other Capital:              |      |__________________________|
                                            | --------------              |
                                            | Casualty-Ptd.     1,000,000 |
                                            |_____________________________|


                                                                                          Subsidiary Companies     - Solid Line
                                                                                          Associated Companies     - Dotted Line
                                                                                          Contractural Association - Double Line

                                                                                                          December 31, 1994

                                              NATIONWIDE INSURANCE ENTERPRISE                                           (left side)

                                           _______________________________________
                                          |                                       |
                                          |          EMPLOYERS INSURANCE          |___________________________________________
                                          |              OF WAUSAU                |___________________________________________
                                          |           A MUTUAL COMPANY            |
                                          |_______________________________________|













                                                                                                        __________________________
                                                                                                       |
                                                                                           ____________|__________________
                                                                                          |       NATIONWIDE LIFE        |
                                                                                          | Common Stock: 3,814,779      |
                                                                                          | ------------- Shares         |
                                                                                          |                              |
                                                                                          | NW Corp.-    Cost            |
                                                                                          | 100%         ----            |
                                                                                          |              $909,179,664    |
                                                                                          |______________________________|
                                                                                                      |
                     _________________________________________________________________________________|
                    |                                      |                      |
        ____________|____________               ___________|_______________       |        ______________________________
       |        NATIONWIDE       |             |     NATIONAL CASUALTY     |      |       |      FINANCIAL HORIZONS      |
       |    FINANCIAL SERVICES   |             | Common Stock: 100 Shares  |      |       |              LIFE            |
       | Common Stock: 7,676     |             | -------------             |      |       | Common Stock: 66,000         |
 ______| ------------- Shares    |        _____|                           |      |_______| ------------- Shares         |
|  ____|               Cost      |       |     |               Cost        |      |       | NW Life-       Cost          |
| |    |               ----      |       |     |               ----        |      |       | 100%           ----          |
| |    | NW Life-100% $5,996,261 |       |     | NW Life-100%  $66,132,811 |      |       |               $58,070,003    |
| |    |_________________________|       |     |___________________________|      |       |______________________________|
| |                                      |                 | |                    |
| |     _________________________        |      ___________|_|_____________       |
| |    |        NATIONWIDE       |       |     |                           |      |
| |    |    INVESTOR SERVICES    |       |     |                           |      |
| |    | Common Stock: 5 Shares  |       |     |       NCC OF AMERICA,     |      |
| |____| -------------           |       |     |      INC. (INACTIVE)      |      |        ______________________________
| |    |                         |       |     |                           |      |       |        WEST COAST LIFE       |
| |    | NW Fin. Serv.- Cost     |       |     |                           |      |       | Common Stock: 1,000,000      |
| |    |    100%        ----     |       |     |                           |      |       | ------------- Shares         |
| |    |                $5,000   |       |     |                           |      |_______|               Cost           |
| |    |_________________________|       |     |___________________________|      |       |               ----           |
| |                                      |                                        |       | NW Life-100%  $92,762,014    |
| |     _________________________        |      ___________________________       |       |______________________________|
| |    |        NATIONWIDE       |       |     |     HICKEY-MITCHELL       |      |
| |    |        INVESTING        |       |     |    INSURANCE AGENCY       |      |
| |    |       FOUNDATION        |       |     | Common Stock: 101 Shares  |      |
| |____|                         |       |_____|  -----------              |      |
|  ____|                         |             |                           |      |        ______________________________
| |    |                         |             |                Cost       |      |       | EMPLOYERS LIFE INSURANCE CO. |
| |    |                         |             |                ----       |      |       |        OF WAUSAU (EL)        |
| |    |   COMMON LAW TRUST      |             | Nat. Cas.-100% $4,701,200 |      |       |                              |
| |    |_________________________|             |___________________________|      |       | Common Stock: 250,000 Shares |
| |                                                         |                     |_______| -------------                |
| |     _________________________               ____________|______________       |       |                ----          |
| |    |        NATIONWIDE       |             |     NATIONAL PREMIUM &    |      |       | NW Life-100%   $165,627,416  |
| |    |        INVESTING        |             |  BENEFIT ADMINISTRATION   |      |       |______________________________|
| |____|        FOUNDATION II    |             | Common Stock: 10,000      |      |                    |
|  ____|                         |             | ------------  Shares      |      |                    |
| |    |                         |             |                Cost       |      |                    |
| |    |                         |             | Hickey-        ----       |      |         ___________|_________________
| |    |    COMMON LAW TRUST     |             | Mitchell-100%  $1,319,469 |      |        |       WAUSAU PREFERRED      |
| |    |_________________________|             |___________________________|      |        |        HEALTH INS. CO.      |
| |                                                                               |        |                             |
| |                                                                               |        | Common Stock: 200 Shares    |
| |     _________________________                                                 |        | -------------               |
| |    |       NATIONWIDE        |                                                |        |  EL -- 100%   Cost          |
| |____|    SEPARATE ACCOUNT     |                                                |        |               ----          |
|  ____|          TRUST          |                                                |        |              $51,413,193    |
| |    |    COMMON LAW TRUST     |                                                |        |_____________________________|
| |    |_________________________|                                                |










| |                                                                               |
| |                                                                               |
| |     _________________________                                                 |
| |    |   FINANCIAL HORIZONS    |                                                |        ______________________________
| |____|    INVESTMENT TRUST     |                                                |       |           NATIONWIDE         |
|______|         TRUST           |                                                |       |      PROPERTY MANAGEMENT     |
       |    COMMON LAW TRUST     |                                                |       | Common Stock: 59 Shares      |
       |_________________________|                                                |_______| -------------                |
                                                                                  |       |                              |
                                                                                  |       |                Cost          |
                                                                                  |       |                ----          |
                                                                                  |       | NW Life-100%   $1,907,896    |
                                                                                  |       |______________________________|
                                                                                  |                    |
                                                                                  |                    |
                                                                                  |                    |
                                                                                  |                    |
                                                                                  |        ____________|_________________
                                                                                  |       |     MRM INVESTMENTS, INC.    |
                                                                                  |       | Common Stock: 1 Share        |
                                                                                  |       | ------------                 |
                                                                                  |       |                              |
                                                                                  |       |                Cost          |
                                                                                  |       | Nat. Prop.     ----          |
                                                                                  |       | Mgmt.-100%     $550,000      |
                                                                                  |       |______________________________|
                                                                                  |
                                                                                  |
                                                                                  |        ___________________________
                                                                                  |       |        NWE, INC.          |
                                                                                  |       |                           |
                                                                                  |       | Common Stock: 100 Shares  |
                                                                                  |_______|                           |
                                                                                          | NW Life-100% Cost         |
                                                                                          |              ----         |
                                                                                          |             $35,971,375   |
                                                                                          |___________________________|



                                              NATIONWIDE INSURANCE ENTERPRISE                                           (middle)

                                 _______________________________________
                                |                                       |
________________________________|          NATIONWIDE MUTUAL            |___________________________________________________________
________________________________|              (CASUALTY)               |___________________________________________________________
                                |                                       |
                                |_______________________________________|
                                                    |               _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _
                                  __________________|______________|___
                                 |        NATIONWIDE CORPORATION       |
                                 | Common Stock:     Control:          |
                                 | -------------     -------           |
                                 |  13,092,790         100%            |
                                 |                                     |
                                 |           Shares       Cost         |
                                 |           ------       ----         |
                                 | Casualty  $12,443,280  $710,293,557 |
                                 | Fire          649,510    24,007,936 |
                                 |_____________________________________|
                                                    |
____________________________________________________|______________________________________________________________________________
                   |                                                    |                                          |
        ___________|_______________                        _____________|_____________                 ____________|______________
       |     PUBLIC EMPLOYEES      |                      |      GATES, McDONALD      |               |    FINANCIAL HORIZONS     |
       |    BENEFIT SERV. CORP.    |                      |      & COMPANY (GATES)    |               |  DISTRIBUTORS AGY., INC.  |
 ______| Common Stock: 236,494     |                      | Common Stock: 254 Shares  |               | Common Stock: 1,000 Shares|
|  ____| ------------- Shares      |                      | -------------             |___       _____| -------------             |
| |    |               Cost        |                      |                           |   |     |  ___|                           |
| |    | NW Corp.-     ----        |                      |               Cost        |   |     | |   |               Cost        |
| |    | 100%          $12,830,936 |                      |               ----        |   |     | |   | NW Corp.      ----        |
| |    |___________________________|                      | MW Corp.-     $22,126,323 |   |     | |   | 100%          $19,501,000 |
| |                                                       | 100%                      |   |     | |   |___________________________|
| |                                                       |___________________________|   |     | |
| |                                                                                       |     | |
| |                                                        ___________________________    |     | |
| |     ___________________________                       |   GATES, McDONALD & Co.   |   |     | |    ___________________________
| |    |     PEBSCO SECURITIES     |                      |        OF NEW YORK        |   |     | |   |    FINANCIAL HORIZONS     |
| |    |           CORP.           |                      | Common Stock: 3 Shares    |   |     | |   |     DISTRIBUTORS AGY.     |
| |____| Common Stock: 5,000       |                      | -------------             |___|     | |   |      OF ALABAMA, INC.     |
| |    | ------------- Shares      |                      |                           |   |     | |___| Common Stock: 10,000      |
| |    |                  Cost     |                      |                Cost       |   |     | |   |  -----------  Shares      |
| |    | Pub. Emp. Ben.   ----     |                      |                ----       |   |     | |   |               Cost        |
| |    | Serv.Corp.-100%  $25,000  |                      | Gates-100%     $106,947   |   |     | |   |               ----        |
| |    |___________________________|                      |                           |   |     | |   | FHDAI-100%    $100        |
| |                                                       |___________________________|   |     | |   |___________________________|
| |                                                                                       |     | |
| |                                                                                       |     | |
| |                                                        ___________________________    |     | |
| |     ___________________________                       |  GATES, McDONALD & Co.    |   |     | |
| |    |          PEBSCO OF        |                      |         OF NEVADA         |   |     | |    ___________________________
| |    |         NEW MEXICO        |                      |                           |   |     | |   |    LANDMARK FINANCIAL     |
| |    | Common Stock: 1,000       |                      |   Common Stock: 40 Shares |___|     | |   |        SERVICES OF        |
| |____| ------------- Shares      |                      |                           |         | |   |       NEW YORK, INC.      |
| |    |                   Cost    |                      |   Gates-100%    Cost      |         | |___| Common Stock: 10,000      |
| |    | Pub. Emp. Ben.    ----    |                      |                 ----      |         | |   | ------------- Shares      |
| |    | Serv.Corp.-100%   $1,000  |                      |                 $93,750   |         | |   |               Cost        |
| |    |___________________________|                      |___________________________|         | |   |               ----        |
| |                                                                                             | |   | FHDAI-100%    $10,100     |
| |                                                                                             | |   |___________________________|
| |                                                                                             | |
| |                                                                                             | |
| |     ___________________________                                                             | |
| |    |         PEBSCO OF         |                                                            | |
| |    |         ARKANSAS          |                                                            | |    ___________________________
| |    | Common Stock: 50,000      |                                                            | |   |    FINANCIAL HORIZONS     |
| |____| ------------- Shares      |                                                            | |   |      SECURITIES CORP.     |
| |    |                  Cost     |                                                            | |___| Common Stock: 10,000      |
| |    | Pub. Emp. Ben.   ----     |                                                            | |   | ------------- Shares      |
| |    | Serv.Corp. 100%  $500     |                                                            | |   |               Cost        |
| |    |___________________________|                                                            | |   |               ----        |
| |                                                                                             | |   | FHDAI-100%    $153,000    |
| |                                                                                             | |   |___________________________|
| |                                                                                             | |
| |     ___________________________                                                             | |
| |    |         PEBSCO OF         |                             ___________________________    | |
| |    |          MONTANA          |                            |  AFFILIATE AGENCY, INC.   |   | |    ___________________________
| |____| Common Stock: 500         |                            |                           |   | |   |                           |
| |    | ------------- Shares      |                            |  Common Stock: 100 Shares |__ | |   |     FINANCIAL HORIZONS    |
| |    |                   Cost    |                            |                           |   | |___|        DISTRIBUTORS       |
| |    | Pub. Emp. Ben.    ----    |                            |   FHDAI-100%    Cost      |   |  ___|       AGENCY OF TEXAS,    |
| |    | Serv.Corp.-100%  $500     |                            |                 ----      |   | |   |            INC.           |
| |    |___________________________|                            |                 $100      |   | |   |___________________________|
| |                                                             |___________________________|   | |
| |                                                                                             | |












| |                                                                                             | |
| |     ___________________________                                                             | |    ___________________________
| |    |         PEBSCO OF         |                                                            | |   |                           |
| |    |          ALABAMA          |                                                            | |___|     FINANCIAL HORIZONS    |
| |____| Common Stock: 100,000     |                                                            |  ___|      DISTRIBUTORS AGY.    |
| |    | ------------- Shares      |                                                            | |   |         OF OHIO, INC.     |
| |    |                  Cost     |                                                            | |   |___________________________|
| |    | Pub. Emp. Ben.   ----     |                                                            | |
| |    | Serv.Corp.-100%  $1,000   |                                                            | |
| |    |___________________________|                                                            | |
| |                                                                                             | |
| |     ___________________________                                                             | |
| |    |         PEBSCO OF         |                                                            | |    ___________________________
| |    |       MASSACHUSETTS       |                                                            | |   |                           |
| |    |   INSURANCE AGENCY, INC.  |                                                            | |___|    FINANCIAL HORIZONS     |
| |____| Common Stock: 1,000       |                                                            |  ___|     DISTRIBUTORS AGY.     |
| |    | ------------- Shares      |                                                            | |   |     OF OKLAHOMA, INC.     |
| |    |                   Cost    |                                                            | |   |___________________________|
| |    | Pub. Emp. Ben.    -----   |                                                            | |
| |    | Serv.Corp.-100%  $1,000   |                                                            | |
| |    |___________________________|                                                            | |    ___________________________
| |                                                                                             | |   |                           |
| |     ___________________________                                                             | |___|         AFFILIATE         |
| |____|                           |                                                            |_____          AGENCY OF         |
|______|         PEBSCO OF         |                                                                  |         OHIO, INC.        |
       |           TEXAS           |                                                                  |                           |
       |___________________________|                                                                  |___________________________|



                                              NATIONWIDE INSURANCE ENTERPRISE                                           (right side)

                       _______________________________________
                      |                                       |
______________________|          NATIONWIDE MUTUAL            |
______________________|             FIRE (FIRE)               |
                      |                                       |
                      |_______________________________________|
_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _  _ _|












____________________________________________________________________
                        |                        |                  |
           _____________|_____________           |      ____________|______________
          |      NEA VALUEBUILDER     |          |     |      INHEALTH, INC.       |
          |  INVESTOR SERVICES, INC.  |          |     | Common Stock: 100         |
   _______| Common Stock: 500         |          |     | ------------  Shares      |
  |  _____| ------------- Shares      |          |     |               Cost        |
  | |     |               Cost        |          |     |               ----        |
  | |     | NW Corp.-     ----        |          |     | NW Corp.-                 |
  | |     | 100%          $5,000      |          |     | 100%          $12,046,413 |
  | |     |___________________________|          |     |___________________________|
  | |                                            |
  | |      ___________________________           |      ___________________________
  | |     |      NEA VALUEBUILDER     |          |     |         NATIONWIDE        |
  | |     |     INVESTOR SERVICES     |          |     |        HEALTH CARE        |
  | |_____|      OF ALABAMA, INC.     |          |_____| Common Stock: 15 Shares   |
  | |     | Common Stock: 500         |           _____| ------------              |
  | |     | ------------- Shares      |          |     |                           |
  | |     |               Cost        |          |     |               Cost        |
  | |     |               ----        |          |     | NW Corp.-     ----        |
  | |     | NEA-100%      $5,000      |          |     | 100%          $16,850,000 |
  | |     |___________________________|          |     |___________________________|
  | |                                            |
  | |      ___________________________           |      ___________________________
  | |     |      NEA VALUEBUILDER     |          |     |       INHEALTH MGT.       |
  | |     |     INVESTOR SERVICES     |          |     |       SYSTEMS, INC.       |
  | |     |        OF OHIO, INC.      |          |     | Common Stock: 100 Shares  |
  | |_____| Common Stock: 100         |          |_____| -------------             |
  | |     | ------------- Shares      |          |     |                           |
  | |     |               Cost        |          |     |               Cost        |
  | |     |               -----       |          |     | NW Health     ----        |
  | |     | NEA-91%       $5,000      |          |     | Care-100%   $25,149       |
  | |     |___________________________|          |     |___________________________|
  | |                                            |
  | |      ___________________________           |      ___________________________
  | |     |                           |          |     |         INHEALTH          |
  | |     |                           |          |     |        AGENCY, INC.       |
  | |     |      NEA VALUEBUILDER     |          |     | Common Stock: 99 Shares   |
  | |_____|     INVESTOR SERVICES     |          |_____| -------------             |
  | |     |       OF TEXAS, INC.      |                |               Cost        |
  | |     |                           |                | NW Health     ----        |
  | |     |                           |                | Corp.-99%   $116,077      |
  | |     |___________________________|                |___________________________|
  | |
  | |      ___________________________
  | |     |                           |
  | |     |                           |
  | |_____|      NEA VALUEBUILDER     |
  |_______|     INVESTOR SERVICES     |
          |      OF OKLAHOMA, INC.    |
          |                           |
          |___________________________|








Subsidiary Companies     --  Solid Line
Associated Companies     --  Dotted Line
Contractual Association  --  Double Line

December 31, 1994

Item 27.      NUMBER OF CONTRACT OWNERS
              Not Applicable.

Item 28.      INDEMNIFICATION

              Provision is made in the Company's Amended Code of Regulations and expressly authorized by the General Corporation Law of the State of Ohio, for indemnification by the Company of any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person is or was a director, officer or employee of the Company, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, to the extent and under the circumstances permitted by the General Corporation Law of the State of Ohio.

              Insofar as indemnification for liabilities arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.      PRINCIPAL UNDERWRITER

              (a) Nationwide Financial Services, Inc. ("NFS") acts as general distributor for the Nationwide Multi-Flex Variable Account, Nationwide DC Variable Account, Nationwide Variable Account-II, Nationwide Variable Account-5, Nationwide Variable Account-6, Nationwide VA Separate Account-A, Nationwide VA Separate Account-B, Nationwide VA Separate Account-C, Nationwide VL Separate Account-A, Nationwide VLI Separate Account-2, Nationwide VLI Separate Account-3, NACo Variable Account and the Nationwide Variable Account, all of which are separate investment accounts of the Company or its affiliates.

                     NFS also acts as principal underwriter for the Nationwide Investing Foundation, Nationwide Separate Account Trust, Financial Horizons Investment Trust, and Nationwide Investing Foundation II, which are open-end management investment companies.


                                    62 of 68

(b)                      NATIONWIDE FINANCIAL SERVICES, INC.
                             DIRECTORS AND OFFICERS

                                                                       POSITIONS AND OFFICES
         NAME AND BUSINESS ADDRESS                                        WITH UNDERWRITER
Lewis J. Alphin                                                               Director
519 Bethel Church Road
Mount Olivet, NC  28365

Willard J. Engel                                                              Director
1100 E. Main Street
Marshall, MN 56258

Fred C. Finney                                                                Director
1558 West Moreland Road
Wooster, OH  44691

Peter F. Frenzer                                                      Vice Chairman, President
One Nationwide Plaza                                                        and Director
Columbus, OH  43215

Charles L. Fuellgraf, Jr.                                                     Director
600 South Washington Street
Butler, PA  16001

Henry S. Holloway                                                             Director
1247 Stafford Road
Darlington, MD  21034

Gordon E. McCutchan                                               Executive Vice President-Law and
One Nationwide Plaza                                              Corporate Services and Director
Columbus, OH  43215

D. Richard McFerson                                                        President and
One Nationwide Plaza                                            Chief Executive Officer--Nationwide
Columbus, OH  43215                                              Insurance Enterprise and Director

David O. Miller                                                               Director
115 Sprague Drive
Hebron, Ohio  43025

C. Roy Noecker                                                                Director
2770 State Route 674 South
Ashville, OH 43103

James F. Patterson                                                            Director
8765 Mulberry Road
Chesterland, OH  44026

Robert H. Rickel                                                              Director
P.O. Box 319
Bayview, ID  83803

Arden L. Shisler                                                              Director
2724 West Lebanon Road
Dalton, OH  44618

Robert L. Stewart                                                             Director
88740 Fairview Road
Jewett, OH  43986

Nancy C. Thomas                                                               Director
10835 Georgetown Street NE
Louisville, OH  44641

                                    63 of 68

(b)                    NATIONWIDE FINANCIAL SERVICES, INC.
                             DIRECTORS AND OFFICERS

Harold W. Weihl                                                  Chairman of the Board of Directors
14282 King Road
Bowling Green, OH  43402

W. Sidney Druen                                                      Senior Vice President and
One Nationwide Plaza                                                    General Counsel and
Columbus, OH  43215                                                     Assistant Secretary

Robert A. Oakley                                                     Executive Vice President -
One Nationwide Plaza                                                  Chief Financial Officer
Columbus, OH  43215

James F. Laird, Jr.                                                  Vice President and General
One Nationwide Plaza                                                   Manager and Treasurer
Columbus, OH  43215

Peter J. Neckermann                                                        Vice President
One Nationwide Plaza
Columbus, OH  43215

Harry S. Schermer                                                   Vice President - Investments
One Nationwide Plaza
Columbus, OH  43215

Rae I. Mercer                                                                Secretary
One Nationwide Plaza
Columbus, OH  43215

(c) NAME OF    NET UNDERWRITING  COMPENSATION ON
   PRINCIPAL     DISCOUNTS AND    REDEMPTION OR    BROKERAGE
  UNDERWRITER    COMMISSIONS      ANNUITIZATION   COMMISSIONS    COMPENSATION
   Nationwide        N/A              N/A             N/A             N/A
    Financial
    Services,
      Inc.

                                    64 of 68

Item 30.      LOCATION OF ACCOUNTS AND RECORDS


              Gary E. Berndt
              Nationwide Life and Annuity Life Insurance Company
              One Nationwide Plaza
              Columbus, OH  43216


Item 31.      MANAGEMENT SERVICES

              Not Applicable

Item 32.      UNDERTAKINGS

              The Registrant hereby undertakes to:

              (a) file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;
              (b)   include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an
                    applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and
              (c) deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

              The Registrant hereby represents that any contract offered by the prospectus and which is issued pursuant to Section 403(b) of the Internal Revenue Code of 1986, as amended, is issued by the Registrant in reliance upon, and in compliance with, the Securities and Exchange Commission's no-action letter to the American Council of Life Insurance (publicly available November 28, 1988) which permits withdrawal restrictions to the extent necessary to comply with IRC Section 403(b)(11).


                                    65 of 68

                                   Offered by
                  Nationwide Life and Annuity Insurance Company


                  NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY


                        Nationwide VA Separate Account-B

                  Individual Deferred Variable Annuity Contract

                                   PROSPECTUS


                              December 1, 1995



                                    66 of 68

                              ACCOUNTANTS' CONSENT

The Board of Directors
     Nationwide Life and Annuity Insurance Company (formerly Financial Horizons
       Life Insurance Company):

We consent to the use of our report included herein and to the reference to our firm under the heading "Services" in the Statement of Additional Information.


                                                          KPMG Peat Marwick LLP

Columbus, Ohio
November 21, 1995



                                    67 of 68

                                   SIGNATURES


     As required by the Securities Act of 1933, the Registrant, NATIONWIDE VARIABLE ACCOUNT-B, has caused this Registration Statement to be signed on its behalf in the City of Columbus, and State of Ohio, on this 21st day of November, 1995.

                          NATIONWIDE VA SEPARATE ACCOUNT-B
            --------------------------------------------------------------
                                   (Registrant)

                    NATIONWIDE LIFE AND ANNUITY INSURANCE
                                    COMPANY
            ---------------------------------------------------------------
                                    (Depositor)

                                 By/s/JOSEPH P. RATH
            ---------------------------------------------------------------
                                  Joseph P. Rath
                                Vice President and
                             Associate General Counsel


As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 21st day of November, 1995.


              SIGNATURE                                    TITLE
/s/LEWIS J. ALPHIN                                       Director
----------------------------------------
Lewis J. Alphin

/s/WILLARD J. ENGEL                                      Director
----------------------------------------
Willard J. Engel

/s/FRED C. FINNEY                                        Director
----------------------------------------
Fred C. Finney
                                                President/Chief Operating
/s/PETER F. FRENZER                                Officer and Director
----------------------------------------
Peter F. Frenzer

/s/CHARLES L. FUELLGRAF, JR.                             Director
----------------------------------------
Charles L. Fuellgraf, Jr.
                                                  Chairman of the Board
/s/HENRY S. HOLLOWAY                                   and Director
----------------------------------------
Henry S. Holloway

/s/D. RICHARD MCFERSON                     Chief Executive Officer and Director
----------------------------------------
D. Richard McFerson

/s/DAVID O. MILLER                                       Director
----------------------------------------
David O. Miller

/s/C. RAY NOECKER                                        Director
----------------------------------------
C. Ray Noecker
                                                Executive Vice President-
/s/ROBERT A. OAKLEY                              Chief Financial Officer
----------------------------------------
Robert A. Oakley

/s/JAMES F. PATTERSON                                    Director                           By/s/JOSEPH P. RATH
----------------------------------------                                                 ------------------------
James F. Patterson                                                                           Joseph P. Rath

/s/ROBERT H. RICKEL                                      Director                            Attorney-in-Fact
----------------------------------------
Robert H. Rickel

/s/ARDEN L. SHISLER                                      Director
----------------------------------------
Arden L. Shisler

/s/ROBERT L. STEWART                                     Director
----------------------------------------
Robert L. Stewart

/s/NANCY C. THOMAS                                       Director
----------------------------------------
Nancy C. Thomas

/s/HAROLD W. WEIHL                                       Director
----------------------------------------
Harold W. Weihl

                  NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY



                        NATIONWIDE VA SEPARATE ACCOUNT-B

                 INDIVIDUAL DEFERRED VARIABLE ANNUITY CONTRACTS



                              EXHIBITS TO FORM N-4


                              SEC FILE NO. 33-93482